Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

WOLVERINE INTERMEDIATE HOLDING II CORPORATION ,

WOLVERINE MERGER CORPORATION

and

WESCO AIRCRAFT HOLDINGS, INC.

Dated as of August 8, 2019

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4.1	Corporate Organization	34
4.2	Authority; Execution and Delivery; Enforceability	34
4.3	No Conflicts	34
4.4	Litigation	35
4.5	Financing	35
4.6	Guaranty	36
4.7	Proxy Statement; Other Information	36
4.8	Ownership of Company Capital Stock	37
4.9	Solvency	37
4.10	Ownership of Parent and Merger Sub	37
4.11	No Stockholder and Management Arrangements	38
4.12	Foreign Ownership and Control	38
4.13	Broker’s Fees	38
4.14	Certain Subsidiaries of Parent	38
4.15	No Other Representations and Warranties	38

ARTICLE 5 COVENANTS		39

5.1	Conduct of Business by the Company Pending the Closing	39
5.2	Access to Information; Confidentiality	43
5.3	No Solicitation	44
5.4	SEC Filings; Other Actions	50
5.5	Appropriate Action; Consents; Filings	51
5.6	Certain Notices	54
5.7	Public Announcements	54
5.8	Employee Benefit Matters	55
5.9	Indemnification	57
5.10	Financing	59
5.11	Debt Financing Cooperation	61
5.12	Parent Agreements Concerning Merger Sub	64
5.13	Takeover Matters	64
5.14	Section 16 Matters	65
5.15	Stockholder Litigation	65
5.16	Stock Exchange Delisting	65

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		65

6.1	Conditions to Obligations of Each Party Under This Agreement	65
6.2	Conditions to Obligations of the Company Under This Agreement	66
6.3	Conditions to Obligations of Parent and Merger Sub Under This Agreement	67
6.4	Frustration of Closing Conditions	68

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		68

7.1	Termination	68
7.2	Effect of Termination	70
7.3	Company Termination Fee	70

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7.4	Parent Termination Fee	72
7.5	Limitation on Recourse	73
7.6	Amendment	73
7.7	Waiver	74

ARTICLE 8 GENERAL PROVISIONS		74

8.1	Non-Survival of Representations and Warranties	74
8.2	Fees and Expenses	74
8.3	Notices	74
8.4	Certain Definitions	75
8.5	Terms Defined Elsewhere	88
8.6	Headings	92
8.7	Severability	92
8.8	Entire Agreement	92
8.9	Assignment	92
8.10	No Third Party Beneficiaries	93
8.11	Mutual Drafting; Interpretation	93
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	93
8.13	Counterparts	95
8.14	Specific Performance	95
8.15	Non-Recourse Against Financing Sources	96

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 8, 2019 (this “Agreement”), is made by and among Wolverine Intermediate Holding II Corporation, a Delaware corporation (“Parent”), Wolverine Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

A.                                    Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.  To that end, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Section 2.1, each share of common stock, par value $0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration.

B.                                    The board of directors of Merger Sub has unanimously (a) determined that this Agreement, the Support Agreement (as defined below) and the transactions contemplated hereby and thereby, including the Merger (the “Transactions”) are in the best interests of Merger Sub and its stockholder and (b) (x) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (y) approved the Support Agreement and the execution, delivery and performance thereof, and the stockholder of Merger Sub intends to adopt a resolution approving this Agreement and the Transactions.

C.                                    The board of directors of Parent has unanimously determined that it is advisable and in the best interests of Parent and its stockholders for Parent to acquire the Company by means of the Merger, on the terms and subject to the conditions set forth in this Agreement, and accordingly has unanimously (x) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (y) approved the Support Agreement and the execution, delivery and performance thereof.

D.                                    The board of directors of the Company (the “Company Board”) has (a) determined that this Agreement, the Support Agreement and the Transactions, are advisable, fair to and in the best interests of the Company and its stockholders, (b) (x) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (y) approved the Support Agreement and the execution, delivery and performance thereof, (c) directed that this Agreement be submitted to the stockholders of the Company for their adoption and (d) recommended that the Company’s stockholders adopt this Agreement.

E.                                     Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

F.                                      Concurrently with the execution and delivery of this Agreement, Platinum Equity Capital Partners International IV (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (the “Guarantor”), has delivered to the Company the limited guaranty (the “Guaranty”) by the Guarantor, dated as of the date hereof, and pursuant to which the Guarantor has guaranteed payment of certain of Parent’s and Merger Sub’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Guaranty.

G.                                    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain of the Company’s stockholders are entering into a support agreement with Parent in respect of the Shares beneficially owned by such stockholders (the “Support Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1
THE MERGER

1.1                               The Merger.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and wholly-owned subsidiary of Parent.  The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)                                 At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)                                  At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2                               Closing and Effective Time of the Merger.  The closing of the Merger (the “Closing”) will take place at 9:00 a.m., local time, on the third (3rd) Business Day after satisfaction or waiver by the party entitled to such waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver by the party entitled to such waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 555 Eleventh Street, Washington, District of Columbia 20004 (it being understood and agreed that the Closing may take place by conference call and/or electronic delivery (e.g., email/PDF) of signatures), unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required to consummate the Transactions prior to the earlier of (i) a date during the Marketing Period specified by Parent on no less than two (2) Business Days’ notice to the Company and (ii) the third (3rd) Business Day after the end of the Marketing Period.  The date on which the Closing actually occurs is referred to as the “Closing Date”.  On the Closing Date, or on such other date as Parent and the Company may agree to, Merger Sub or the Company shall cause a certificate of merger (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL.  The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1                               Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company:

(a)                                 Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled pursuant to Section 2.1(b) or Dissenting Shares, shall be converted automatically into the right to receive $11.05 per Share in cash (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2.  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall automatically cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2 without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5.

(b)                                 Cancellation of Treasury Shares and Parent-Owned Shares.  Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly-owned subsidiaries of the Company, Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c)                                  Merger Sub Equity Interests.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

2.2                               Payment for Securities; Surrender of Certificates.

(a)                                 Paying Agent. At or prior to the Effective Time, Parent shall designate a reputable institution with experience as a paying agent to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”).  Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares (other than Company Restricted Shares which will be treated in accordance with Section 2.4(e)) shall be entitled at the Effective Time pursuant to Section 2.1(a).  In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments.  Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares in accordance with this Article 2; provided, however, that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively.  Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b)                                 Procedures for Surrender.

(i)                                     Certificates.  As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares formerly represented by certificates (the

“Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) to the Paying Agent, and shall otherwise be in such customary form and have such other provisions as Parent, the Company and the Paying Agent shall reasonably agree prior to the Effective Time; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) to the Paying Agent in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent, together with delivery of a letter of transmittal and such other customary documents as may reasonably be requested by the Paying Agent, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Shares that is not recorded in the transfer books of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name any surrendered Certificate is registered if, as a condition precedent of payment, the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and be accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such payment shall have paid to Parent, the Surviving Corporation or the Paying Agent (as directed by Parent) any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Shares that are Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)                                  Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, except as provided otherwise in Section 2.2(b)(iii) in respect of Non-DTC Book-Entry Shares, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a).  In lieu thereof, (A) Parent and the Company shall cooperate to establish, prior to the Closing, procedures with the Paying Agent and The Depository Trust Company to ensure that the Paying Agent will transmit to The Depository Trust Company or its nominee as soon as practicable after the Effective Time, upon surrender of such Book-Entry Shares held of record by The Depository Trust Company or its nominee in accordance with The Depository Trust Company’s customary surrender procedures, the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5) for each such Book-Entry Share and (B) each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares.  Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Shares that are Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(iii)                               Non-DTC Book Entry Shares.  As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (“Non-DTC Book-Entry Shares”) a notice advising such holders of the effectiveness of the Merger.  Upon surrender to the Paying Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Paying Agent, the holder of each such Book-Entry Share shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and each such Book-Entry Share shall at the Effective Time be cancelled.

(c)                                  Transfer Books; No Further Ownership Rights in Shares.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates or acceptable evidence of Book-Entry Shares are presented to the Surviving Corporation for any reason (including, without limitation, with respect to any Dissenting Shares which cease to be Dissenting Shares), they shall be cancelled and exchanged for the Merger Consideration as provided in this Agreement.  The Merger Consideration paid upon the surrender of Certificates (or receipt by the Paying Agent of an “agent’s message”, in the case of Book-Entry Shares) in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

(d)                                 Termination of Fund; Abandoned Property; No Liability.  Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that was not disbursed to or remains unclaimed by the holders of Certificates or Book-Entry Shares on the nine (9) month anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered his, her or its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration as general creditors thereof, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b).  Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a), to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit (in form and substance reasonably satisfactory to the Surviving Corporation) of that fact by the holder thereof (together with the delivery of the other applicable items referred to in Section 2.2(b)), the Merger Consideration payable in respect thereof pursuant to Section 2.1(a).  Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3                               Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 2.1(b)) and held by a holder who has neither voted in favor of the Merger nor consented thereto in writing and who shall have properly exercised and perfected appraisal rights in respect of such Shares pursuant to and in full compliance with Section 262 of the DGCL and has not effectively withdrawn such demand (such Shares, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration.  At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under Section 262 of the DGCL.  If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration to be paid in accordance with Section 2.2, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.4                               Treatment of Company Equity Awards.

(a)                                 Treatment of Options.  At the Effective Time, each option to purchase Shares (each a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof or the Company, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Option; provided that any such Company Option with respect to which the per-share exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(b)                                 Treatment of Restricted Stock Units.  At the Effective Time, each outstanding award of Company restricted stock units (“Company RSUs”) shall become fully vested and shall, automatically and without any required action on the part of the holder thereof or the Company, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs, multiplied by (y) the Merger Consideration.

(c)                                  Treatment of Restricted Shares.  At the Effective Time, each outstanding unvested restricted Share (each a “Company Restricted Share”) shall become fully vested and non-forfeitable and converted into a right to receive (without interest) an amount in cash equal to the Merger Consideration.

(d)                                 Treatment of Performance Share Units.  At the Effective Time, each outstanding award of Company performance share units (“Company PSUs”) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into a fully vested right to receive a cash amount (without interest) equal to the Merger Consideration multiplied by the Applicable Percentage of the target number of Shares underlying such Company PSUs.  The “Applicable Percentage” shall be 100%, except that in the case of the tranches of Company PSUs outstanding immediately prior to the Effective Time that were granted in connection with the Company’s fiscal year 2018 and 2019 annual grants for which the applicable performance periods end prior to the Effective Time, the Applicable Percentage shall be such percentage as determined by the Company Board (in good faith) based on actual performance pursuant to the terms of the applicable award agreement governing such applicable Company PSUs (but in no case shall such percentage be less than 100% or exceed 200%) (and, in making such determination, the Company Board shall not exercise any upward discretion).

(e)                                  Payment by Surviving Corporation.  The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company Options,

Company RSUs, Company Restricted Shares and Company PSUs the amounts described in Sections 2.4(a) through 2.4(d), less Taxes required to be withheld with respect to such payments, as soon as practicable following the Closing Date, through the Surviving Corporation’s payroll system, but not later than the first payroll date that is at least ten (10) Business Days following the Closing Date.

(f)                                   Termination of Company Equity Plans.  As of the Effective Time, the Company’s 2011 Equity Incentive Award Plan and 2014 Incentive Award Plan (together, the “Company Equity Plan”) shall be terminated and no further Shares, Company Options, Company RSUs, Company Restricted Shares, Company PSUs, Equity Interests or other rights with respect to Shares shall be granted thereunder.  Following the Effective Time, no such Company Option, Company RSU, Company Restricted Share, Company PSU or Equity Interest that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Option, Company RSU, Company Restricted Share, Company PSU or Equity Interest shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4.

(g)                                  Board Actions.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary and appropriate (including using commercially reasonable efforts to obtain any required consents) (after review by Parent of, and incorporation of Parent’s reasonable comments with respect to, the forms thereof) to effect the transactions described in this Section 2.4.

2.5                               Withholding Rights.  The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to or in connection with this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any other provision of applicable Law.  To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6                               Adjustments.  Notwithstanding anything in this Agreement to the contrary, in the event that, between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares on a fully diluted basis shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub (the “Company Disclosure Letter”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Letter as to a specific representation or warranty shall qualify any other representation or warranty contained in this Article 3 to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other representation or warranty), and (b) as otherwise disclosed or identified in the Company SEC Documents (other than the “Forward Looking Statements” or “Risk Factors” sections of the Company SEC Documents or any other language contained in any section of any Company SEC Document that is predictive or forward-looking), filed and publicly available at least two Business Days prior to the date of this Agreement, without giving effect to any subsequent amendment or supplement to any Company SEC Document, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1                               Corporate Organization.

(a)                                 The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The copies of the Certificate of Incorporation of the Company (the “Company Charter”) and Bylaws of the Company (the “Company Bylaws”), as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement, and the Company has made such copies available to Parent.  The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

(b)                                 Each Subsidiary of the Company is a corporation or other entity duly organized, validly existing and, to the extent such concept is recognized in the applicable jurisdiction, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  Each Subsidiary of the Company is duly licensed or qualified to do business and is, to the extent such concept is recognized in the applicable jurisdiction, in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2                               Capitalization.

(a)                                 The authorized capital stock of the Company consists of nine hundred and fifty million (950,000,000) Shares and fifty million (50,000,000) shares of the

Company’s preferred stock, par value $0.001 per share (“Company Preferred Stock”).  As of the close of business on August 7, 2019, (i) 99,749,063 Shares (other than treasury shares and excluding Company Restricted Shares) were issued and outstanding, all of which were duly authorized and validly issued in compliance with all applicable Law and are fully paid, nonassessable and free of preemptive rights, (ii) no Shares were held in the treasury of the Company or by its Subsidiaries, (iii) 2,502,996 Shares were subject to outstanding Company Options, 915,671 Shares were subject to outstanding Company RSUs, 83,322 Company Restricted Shares were outstanding, and a target-level amount of 856,149 Shares were subject to Company PSUs and (iv) no shares of Company Preferred Stock were issued and outstanding.  Except for Company Options, Company RSUs, Company Restricted Shares and Company PSUs set forth on the list delivered by the Company to Parent pursuant to Section 3.2(b) of this Agreement, there are no outstanding or existing (i) stock appreciation rights, options, warrants, calls, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company, (ii) agreements or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other Equity Interests of the Company, or (iii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other Equity Interests of the Company.  Since the close of business on August 7, 2019, the Company has not issued any shares of its capital stock or other Equity Interests (including Company Restricted Shares), or securities convertible into or exchangeable for such capital stock or other Equity Interests (including Company Restricted Shares), and has not subjected any shares of its capital stock or other Equity Interests to any Company Options, Company RSUs or Company PSUs) other than those shares of capital stock reserved for issuance described in this Section 3.2(a).  Since the close of business on August 7, 2019, there have been no declared or unpaid dividends or dividend equivalents with respect to any outstanding Shares, Company Options, Company RSUs, Company Restricted Shares or Company PSUs.

(b)                                 Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on August 7, 2019, with respect to each outstanding Company Option, Company RSU, Company Restricted Share and Company PSU, the date of grant, the governing Company Equity Plan, the type of award, the number of Shares subject to the award (and, if applicable, assuming achievement at both target and maximum levels of performance), the vesting terms, the number of underlying Shares vested and unvested, the scheduled distribution date for the underlying Shares (as applicable), and, with respect to each Company Option, the exercise price and expiration date thereof. The maximum number of Shares that may be earned with respect to the Company PSUs that are outstanding as of the date of this Agreement is 200% of the target number of Shares underlying such Company PSUs, except that in the case of the outstanding Company PSUs granted in connection with the Company’s Wesco2020 program, the maximum number of Shares that may be earned is uncapped.  The Company Board determined that 200% of Shares were earned with respect to the tranche of outstanding Company PSUs granted in connection with the Company’s fiscal year 2018 annual grant for which the performance period ended on September 30, 2018. All Shares subject to issuance under the Company Equity Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued in compliance with all applicable Law and the provisions of the applicable Company Equity Plan, fully paid, nonassessable and free of preemptive rights.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(c)                                  There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter on which stockholders of the Company or any of its Subsidiaries may vote.

(d)                                 Section 3.2(d) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company (including the name, the jurisdiction of organization and the Company’s direct and indirect ownership percentage in respect of each such Subsidiary) and the issued and outstanding Equity Interests of each such Subsidiary.  None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person that is not a Subsidiary.  Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued in compliance with all applicable Law, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly-owned Subsidiaries free and clear of all Liens other than Permitted Share Liens.  There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any Indebtedness or other obligations of any wholly-owned Subsidiary of the Company.

3.3                               Authority; Execution and Delivery; Enforceability.

(a)                                 The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions.  The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions.  The Company has duly and validly executed and delivered this Agreement and, assuming the due and valid authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)                                 The Company Board, at a meeting duly called and held, adopted resolutions (a) determining that this Agreement, the Support Agreement and the Transactions, are advisable, fair to and in the best interests of the Company and its stockholders, (b) (x) approving and declaring advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (y) approving the Support Agreement and the execution, delivery and performance thereof, (c) directing that this Agreement be submitted to the stockholders of the Company for their adoption and (d) recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”).

(c)                                  The Company does not have in effect any rights plan or “poison pill” or other similar anti-takeover instrument. No restrictions on “business combinations” set forth in Section 203 of the DGCL, any “moratorium,” “fair price” statute, “control share acquisition” and any other takeover, anti-takeover or similar Law (collectively, “Anti-Takeover Law”) in effect on the date hereof applies or purports to apply to this Agreement, the Support Agreement, the Merger or the other Transactions.  The only vote of holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the Shares outstanding and entitled to vote thereon at the Company Meeting (the “Company Stockholder Approval”).  No other vote of the holders of shares of capital stock of the Company is necessary to consummate the Transactions.  As of the date of this Agreement, the Company has not waived or amended (as applicable) any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal.

3.4                               No Conflicts; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement does not and will not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational or governing documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries, or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a default under (or an event which with or without notice or lapse of time or both would become a default), or alter the rights or obligations of any third party under, or result in termination, or give to others any right of termination, modification, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party (or by which any of their respective properties or assets are bound), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The execution, delivery and performance of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not (with or without notice or lapse of time, or both), require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NYSE, (ii) any applicable requirements of any Competition Laws listed in Section 3.4(b)(ii) of the Company Disclosure Letter or French Foreign Investment Regulations, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, (iv) advance notifications by the Company required under Section 122.4(b) of the International Traffic in Arms Regulations (“ITAR”) and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5                               SEC Documents; Financial Statements; Undisclosed Liabilities; Controls and Disclosure Controls; Off Balance Sheet Arrangements.

(a)                                 Since January 1, 2017, the Company has timely filed with or furnished to (as applicable) the SEC all reports, schedules, forms, definitive proxy statements, registration statements, prospectuses, schedules and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act (such documents, collectively, the “Company SEC Documents”).  None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b)                                 As of its respective filing date (or, if supplemented, amended, superseded or otherwise modified prior to the date of this Agreement, on the date of such filing) each Company SEC Document (i) complied (or, with respect to any Company SEC Document filed after the date of this Agreement, will comply) as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations promulgated thereunder, in each case as in effect on the date each such Company SEC Document was (or will be) filed with or furnished to the SEC and (ii) did not (or, with respect to any Company SEC Document filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the reports filed by the Company with the SEC. Since January 1, 2017, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE.

(c)                                  Each of the consolidated financial statements of the Company (including, in each case, any related notes thereto) contained or incorporated by reference in the Company SEC Documents (collectively, the “Company SEC Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and was prepared in accordance with GAAP (as in effect on the date of such Company SEC Financial Statement) as applied on a consistent basis by the Company during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments (which, individually or in the aggregate, are not material) and the absence of notes.

(d)                                 The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) the Sarbanes-Oxley Act with respect to all applicable Company SEC Documents.  The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to, and recorded, processed, summarized and reported by, the individuals responsible for the preparation of the Company SEC Documents. The Company’s internal control over financial reporting as required by Rule 13a-15 or Rule 15d-15 provides reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Subsidiaries of the Company for external purposes in accordance with GAAP, including policies and procedures that provide reasonable assurances (a) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board and (b) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. To the Company’s Knowledge, since January 1, 2017, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board any fraud or allegation of fraud known to the Company, whether or not material, that involves management or other employees of the Company and the Subsidiaries of the Company who have a significant role in the Company’s internal control over financial reporting. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC.  There were no significant deficiencies or material weaknesses (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X) identified in management’s assessment of internal control over financial reporting as of and for the year ended September 30, 2018 (nor has any such deficiency or weakness been identified).

(e)                                  Neither the Company nor any of its Subsidiaries has, or is subject to any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent audited balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions, (iv) for executory liabilities and obligations arising under the terms of (but not from any breach or default under, or from any other event which with notice or lapse of time or both would constitute a breach or default under) any Contract of the Company or any of its Subsidiaries that is either listed in Section 3.16(a) of the Company Disclosure Letter, not required to be disclosed under Section 3.16(a) or entered into after the date of this Agreement in accordance with Section 5.1 and (v) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.6                               Absence of Certain Changes or Events.  Since April 1, 2019 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice in all material respects and (b) there has not been any change, event, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  Since April 1, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, Sections 5.1(a), (d), (e), (f), (g), (i), (m), (n), (o), (p), (u) and (v) (with respect to the foregoing clauses of Section 5.1) had the covenants therein applied since April 1, 2019.

3.7                               Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to statements made or incorporated by reference therein based on information expressly supplied by or on behalf of Parent for inclusion therein).  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and other applicable Law.

3.8                               Legal Proceedings.  There are no, and since January 1, 2017, there have been no, Proceedings to which the Company or any Subsidiary of the Company is a party or to which any of the properties or assets of the Company or any Subsidiary of the Company is subject, either pending or threatened in writing, or to the Knowledge of the Company, threatened orally against the Company or any of its Subsidiaries, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Since January 1, 2017, neither the Company nor any Subsidiary of the Company is or was a party to, and none of the properties or assets of the Company or any of its Subsidiaries is or was subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9                               Compliance with Laws and Orders.  The Company and its Subsidiaries are in compliance and since January 1, 2017 have been in compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries, except where any non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except where any non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, neither the Company nor any of its Subsidiaries has manufactured or sold any products which (a) were the subject of any voluntary or mandatory recall or product warning, (b) to the Knowledge of the Company, did not comply with all Laws applicable to such products, (c) were the subject of any aircraft-related accident, or (d) to the Knowledge of the Company, did not comply with any express contractual warranties or representations made by or on behalf of the Company or its applicable Subsidiary.

3.10                        Permits.  The Company and each of its Subsidiaries have, and since January 1, 2017 have had, all applications, allowances, franchises, variances, exemptions, orders, registrations, governmental licenses, permits, certificates, approvals, billing, authorizations and clearances of any Governmental Entity (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since January 1, 2017, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where such default or violation of such Permit has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There are no Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.11                        Employee Benefit Plans.

(a)                                 Section 3.11(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, by jurisdiction (to the extent applicable), a true and complete list of each material (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, end of service or severance, termination protection, termination indemnification, change in control, transaction bonus, retention, indemnification or similar plan, agreement, arrangement, program or policy; or (iii) other benefit or compensation plan, contract, policy or arrangement, including any such plan, contract, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, jubilee payments, 13th and 14th month bonuses, and other employee benefit plans or fringe benefit plans, in each case, whether written or unwritten, that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any liability, for the current or future benefit of any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries (each, a “Service Provider”) or any of their beneficiaries or dependents (each a “Company Benefit Plan”); provided, that the following need not be set forth on Section 3.11(a) of the Company Disclosure Letter (although, for the avoidance of doubt, are still included within the definition of Company Benefit Plan): (i) any employment contracts or consultancy agreements for employees or consultants that (A) do not provide for severance, end of service, termination protection, change in control, bonus or incentive compensation, retention, indemnification or similar compensation or benefits or (B) are with employees or consultants employed by the Company or any of its Subsidiaries outside of the U.S. and are in all material respects consistent with a standard form made available to Parent prior to the date of this Agreement where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law and the agreement is not material to the Company and its Subsidiaries taken as a whole, and (ii) plans or arrangements required to be provided to a Service Provider pursuant to applicable Law.

(b)                                 The Company has made available to Parent prior to the date of this Agreement, with respect to each material Company Benefit Plan, true and complete copies of, to the extent applicable: (i) all plan documents and all amendments thereto, (ii) a written description of any Company Benefit Plan which is not written, (iii) all trust agreements, insurance contracts, annuity contracts or other funding documents, (iv) the most recent annual actuarial report, and (v) any material, non-routine correspondence with a Governmental Entity from January 1, 2017 to the date of this Agreement. Additionally, with respect to each material Company Benefit Plan that provides compensation or benefits to employees in the United States, the Company has made available to Parent true and complete copies of, to the extent applicable: (A) the latest IRS determination letter, opinion letter or advisory letter, (B) the most recent annual reports on Form 5500 and all schedules and attachments thereto, and (C) the most recent summary plan descriptions and any material modification thereto.

(c)                                  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     each Company Benefit Plan has been maintained, operated, administered, and funded in accordance with its terms, the terms of any applicable Labor Agreement, and all applicable Laws, including ERISA and the Code;

(ii)                                  each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status and, to the Company’s Knowledge, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any associated trust;

(iii)                               to the extent required, each Company Benefit Plan that is maintained primarily for the benefit of Service Providers outside of the United States (“Non-US Plan”) has been registered and maintained in good standing with the applicable regulatory authorities, and each such Non-US Plan that is intended to qualify for special tax treatment, meets all the requirements for such treatment;

(iv)                              no Lien, Tax or other penalty has been imposed under the Code, ERISA or other applicable Law with respect to any Company Benefit Plan;

(v)                                 there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption), or to the Knowledge of the Company, breach of fiduciary duty with respect to any Company Benefit Plan; and

(vi)                              no Proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d)                                 No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Section 412 of the Code or Title IV of ERISA, and neither the Company nor any of its Subsidiaries has any liability (contingent or otherwise) with respect to any such plan.  Except with respect to any non-U.S. plans and arrangements required by applicable Law, no Company Benefit Plan is a defined benefit pension plan, within the meaning of Section 3(35) of ERISA, whether or not subject to ERISA, and neither the Company nor any of its Subsidiaries has any liability (contingent or otherwise) with respect to any such plan.

(e)                                  Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former Service Provider to any additional compensation or benefit (including any bonus, retention or severance pay), (ii) accelerate the time of payment, exercisability or vesting, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Benefit Plans, or (iii) result in any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Transactions, the Surviving Corporation, to merge, amend or terminate any of the Company Benefit Plans.

(f)                                   Neither the Company nor any of its Subsidiaries has any obligation to pay a Tax gross-up or otherwise reimburse or compensate any Person for any Tax-related payments under Section 4999 of the Code.  The Company has made available to Parent prior to the date of this Agreement a copy of its good faith estimated Section 280G calculations with respect to any “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the Transactions.

(g)                                  No Company Benefit Plan provides any post-employment, medical, disability or life insurance benefits to any former Service Provider or their beneficiaries or dependents, other than (i) as required by Section 4980B of the Code or Sections 601-608 of ERISA or any other Law, (ii) the full cost of which is borne by the Service Provider or former Service Provider (or any beneficiary of the Service Provider or former Service Provider) or (iii) benefits provided during any period during which the former Service Provider is receiving severance pay.

(h)                                 Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder. Neither the Company nor any of its Subsidiaries has any obligation to pay a Tax gross-up or otherwise reimburse or compensate any Person for any Tax-related payments under Section 409A of the Code.

3.12                        Employee and Labor Matters.

(a)                                 No employees of the Company or any of its Subsidiaries are (or since January 1, 2017 have been), or are required to be, represented by any union, works council or other labor organization and neither the Company nor any of its Subsidiaries is (or since January 1, 2017 has been), or are required to be, a party to a collective bargaining agreement, works agreement, social plan or similar labor contract, other than any such agreements that apply on a national, industry-wide or similar mandatory basis (any such agreement, plan or contract, a “Labor Agreement”).  The Company has made available to Parent prior to the date of this Agreement true and complete copies of any Labor Agreements.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the Service Providers of the Company and its Subsidiaries, there are no pending or, to the Knowledge of the Company, threatened, and since January 1, 2017, there have been no (i) representation or certification proceedings or unfair labor practice complaints brought before or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (ii) Proceedings relating to employment matters involving Service Providers of the Company or any of its Subsidiaries, (iii) labor organizing efforts or campaigns or (iv) labor strike, dispute, lockout, slowdown, stoppage or other organized work interruption or labor-related grievance.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has the duty to bargain with, consult with, provide notification to, or obtain the approval of, any union, works council or other labor organization or labor-related Governmental Entity as a condition to the execution of this Agreement or as a condition to the consummation of the Transactions.

(c)                                  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices including all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, classification of workers as exempt or non-exempt, withholding of Taxes, child labor, immigration and work authorizations, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’

compensation, labor relations, worker classification, social welfare obligations and unemployment insurance.

(d)                                 Since January 1, 2017, neither the Company nor any of its Subsidiaries has engaged in any plant closing or mass layoff within the meaning of the Worker Adjustment and Retraining Notification Act (and any similar Law) (collectively, the “WARN Act”) for which there remain any material unsatisfied liabilities.

3.13                        Environmental Matters.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with their respective Environmental Permits.

(b)                                 There is no Proceeding, investigation, order, demand, allegation, accusation or notice by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials, except for such matters that have been fully resolved.

(c)                                  None of the Company or any of its Subsidiaries has entered into or agreed to any consent decree or consent order or is otherwise subject to any Order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or threatened in writing or, to the Knowledge of the Company, threatened orally with respect thereto.

(d)                                 To the Knowledge of the Company, the Company has provided or made available to Parent a copy of all environmental assessment reports (including Phase I and/or Phase II) conducted within the past three (3) years in the possession of the Company or any of its Subsidiaries in relation to any properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries.

3.14                        Real Property; Title to Assets.

(a)                                 Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and the address and current owner for each Company Owned Real Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the

Company Owned Real Property, in each case, free and clear of all Liens, except for Permitted Liens.

(b)                                 Section 3.14(b) of the Company Disclosure Letter sets forth, as of the date hereof, (i) a true and complete list of all real property leased or subleased by the Company or any of its Subsidiaries, the lease of which provides for annual rental payments in excess of $100,000, (collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”), and (ii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments, supplements and modifications relating thereto (each a “Company Lease Agreement”).

(c)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have a valid leasehold estate in each Company Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens.

(d)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no leases, subleases, licenses, occupancy or any other agreements granting to any person the right of possession, use or occupancy of any portion of the Company Owned Real Property; and (ii) there are no outstanding options to purchase, lease, license or use, or rights of first refusal to purchase any of the Company Owned Real Property or any portions thereof.

(e)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business, free and clear of all Liens other than Permitted Liens.

(f)                                   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal assets and property of the Company and each of its Subsidiaries are in good working condition and repair in the ordinary course of business consistent with past practice, reasonable wear and tear excepted, and are reasonably sufficient and suitable in all material respects for the operation of the business of the Company and its Subsidiaries as currently conducted and currently intended to be conducted.

3.15                        Tax Matters.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 all Tax Returns that are required to be filed by or with respect to any of the Company or its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate, and have been prepared in compliance with all applicable Laws;

(b)                                 each of the Company and its Subsidiaries has timely paid all Taxes due and owing by it, including any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, or other third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the most recent Company SEC Financial Statements;

(c)                                  no deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(d)                                 no claim has been made by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction that has not been resolved;

(e)                                  there is no ongoing, pending or threatened (in writing) audit, examination, investigation or other Proceeding with respect to any Taxes of the Company or any of its Subsidiaries;

(f)                                   neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a consequence of extensions of time to file Tax Returns obtained in the ordinary course of business), in each case, which waiver or extension remains in effect;

(g)                                  neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(h)                                 neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) any Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes or (ii) any Contract entered into solely among the Company and one or more of its wholly-owned Subsidiaries (such Contracts in clauses (i) and (ii), “Ordinary Course Contracts”));

(i)                                     neither the Company nor any of its Subsidiaries (i) is or have been a member of a consolidated tax group other than a group of which the Company or one of its Subsidiaries has been the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or as a transferee or successor or by contract (except, in each case, for liabilities pursuant to Ordinary Course Contracts);

(j)                                    neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) made or requested prior to the Closing with respect to any period prior to the Closing, (ii) use of an improper accounting method prior to the Closing Date, (iii) installment sale or open transaction disposition made or entered into prior to the Closing, (iv) prepaid amount received prior to the Closing, (v) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (vi) intercompany transaction entered into prior to the Closing (other than in the ordinary course of business consistent with past practice) or excess loss account described in Section 1502 of the Code (or corresponding provisions of state, local or non-U.S. Law) in existence as of the Closing, or (vii) any election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law);

(k)                                 except as set forth on Section 3.15(k) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has at any time been treated (including under any double taxation arrangement) as resident for any Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it is organized;

(l)                                     except as set forth on Section 3.15(l) of the Company Disclosure Letter, each of the Company’s Subsidiaries that are incorporated in a jurisdiction outside of the United States is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code;

(m)                             there are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens;

(n)                                 the Company and its Subsidiaries have complied in all material respects with Tax Law requirements requiring contemporaneous transfer pricing documentation;

(o)                                 neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law); and

(p)                                 if either the Company or any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code, (i) such election was properly and timely made in compliance with Section 1.965-7(b)(2) of the Treasury Regulations and (ii) any installment payments due pursuant to such election that have not yet been paid have been adequately provided for, in accordance with GAAP, in the Company SEC Financial Statements.

3.16                        Material Contracts.

(a)                                 Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans except as required by subclause (x) below) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)                                     Contracts or groups of related Contracts with any of the top ten (10) largest suppliers (or affiliates thereof) by purchases made by the Company or any of its Subsidiaries during the twelve (12) month period ended September 30, 2018;

(ii)                                  Contracts or groups of related Contracts with a customer (or affiliates thereof) that resulted in revenue of the Company or any of its Subsidiaries in excess of $14 million during the twelve (12) month period ended September 30, 2018;

(iii)                               the Company Lease Agreements;

(iv)                              Contracts restricting the ability of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers, including Contracts providing for “exclusivity” in favor of a third party with respect to a specific line of business or geographic area;

(v)                                 indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any Indebtedness or has or will guarantee or otherwise become liable for any Indebtedness of any other Person for borrowed money in excess of $250,000 individually, other than any indentures, credit agreements, loan agreements or similar instruments between or among any of the Company and any of its wholly-owned Subsidiaries;

(vi)                              other than with respect to any partnership or limited liability company that is a wholly owned Subsidiary of the Company, any Contract that relates to the formation, management or control of a joint venture, partnership, limited liability or other similar Contract;

(vii)                           Contracts providing for the acquisition or disposition of any business (whether by merger, stock or asset purchase or sale or otherwise), in each case, pursuant to which the Company or any of its Subsidiaries has any remaining payment obligation, including any potential earn-out, deferred or contingent payment obligation;

(viii)                        Contracts that prohibit payment of dividends or distributions in respect of Equity Interests of the Company or any of its Subsidiaries or the pledging of Equity Interests of the Company or any of its Subsidiaries;

(ix)                              Contracts granting any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any material assets (other than with respect to Company Real Property) or any material business of the Company or its Subsidiaries;

(x)                                 employment or consulting Contracts (in each case with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) with any current or former (A) executive officer of the Company or any of its Subsidiaries, (B) member of the Company Board or the governing body of or any of the Company’s Subsidiaries or (C) employee of the Company or any of its Subsidiaries which provides for annual base compensation in excess of $200,000 or a change in control or similar bonus, other than employment or consulting contracts that are with employees or consultants employed outside of the U.S. and are in all material respects consistent with a standard form made available to Parent prior to the date of this Agreement where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law and the agreement is not material to the Company and its Subsidiaries taken as a whole;

(xi)                              Contracts expressly obligating the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in excess of $1,000,000 for the fiscal year ending September 30, 2019 or September 30, 2020, in each case, which cannot be terminated in accordance with their terms by giving notice of 90 days or less;

(xii)                           mortgages, pledges, security agreements, deeds of trust or other Contracts granting a Lien, other than a Permitted Lien, on any property or asset of the Company or any of its Subsidiaries;

(xiii)                        Contracts pursuant to which the Company or any of its Subsidiaries is granted any rights to any Intellectual Property owned by a third party that is material to the Company or any of its Subsidiaries, excluding COTS Licenses;

(xiv)                       Contracts pursuant to which the Company or any of its Subsidiaries grants to a third party any rights (including any covenant not to assert/sue or other immunity from suit) with respect to Owned Intellectual Property that is material to the Company or any of its Subsidiaries, excluding any non-exclusive licenses of Owned Intellectual Property granted in the ordinary course by Company or any of its Subsidiaries to its customers that (x) involve annual payments to the Company or any of its Subsidiaries of less than $100,000 or (y) with respect to any such licenses requiring a transfer fee, require a transfer fee of less than $25,000;

(xv)                          Contracts entered into on or after January 1, 2014, other than Contracts with employees of the Company or any of its Subsidiaries, pursuant to which the Company or any of its Subsidiaries have purchased, or procured the development or modification of, any Intellectual Property used in or constituting the “tcmIS” Software Programs or any other IT Systems owned by the Company or its Subsidiaries that are material to the Company or any of its Subsidiaries;

(xvi)                       settlements or similar Contracts (A) with any Governmental Entity or (B) pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $500,000;

(xvii)                    voting agreements, voting trusts, shareholder agreements or registration rights agreements, in each case, relating to any securities of the Company or any of its Subsidiaries;

(xviii)                 Contracts providing for any interest rate, derivatives or hedging transaction involving potential payments by the Company or its Subsidiaries;

(xix)                       Contracts that obligate the Company or any of its Subsidiaries to make a loan or capital contribution to, or investment in excess of $250,000 in, any Person (other than (x) accounts receivable from customers to the extent consistent with payment provisions under the applicable Contract with such customer or (y) loans to the Company or any of its Subsidiaries);

(xx)                          Contracts that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; or

(xxi)                       any Contract which commits the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Contracts required to be filed as exhibits to the Company SEC Documents (such Contracts, together with those set forth in Section 3.16(a) of the Company Disclosure Letter, collectively, the “Company Material Contracts”) have been filed with the SEC, (ii) all Contracts to which the Company or any of its Subsidiaries is a party (the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company or its applicable Subsidiary and, to the Knowledge of the Company, any other party to such Company Contract has performed all obligations required to be performed by it under the Company Contract, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2017, to the Knowledge of the Company, no event has occurred that would result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments (including any right of acceleration of any royalties, fees, profit participations or other payments to any Person) pursuant to, any of the terms, conditions or provisions of any Company Contract and (iv) since January 1, 2017, neither the Company nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Contract.

3.17                        Intellectual Property.

(a)                                 Section 3.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all Company Registered Intellectual Property.

(b)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Registered Intellectual Property is valid, subsisting and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens other than Permitted Liens and (ii) possesses legally sufficient and enforceable rights to use all other Intellectual Property used by the Company or any of its Subsidiaries in connection with the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted; provided, however, that the immediately preceding subsection (ii) shall not be deemed to constitute a representation or warranty by the Company with respect to the infringement, misappropriation, dilution or other violation of the Intellectual Property of any third party. Except as not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, no Proceeding or other action, claim, challenge or complaint that challenges the legality, validity, enforceability, registration, use or ownership of any Company Intellectual Property has been filed or commenced or, to the Knowledge of the Company, threatened.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, neither the Company Intellectual Property (or any use thereof by the Company or any of its Subsidiaries) nor the conduct, products, services or business of the Company or any of its Subsidiaries is infringing, misappropriating, diluting, or otherwise violating (nor, since January 1, 2017, has infringed upon, misappropriated, diluted, or otherwise violated) the Intellectual Property of any Person, (ii) neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since January 1, 2017 (or earlier, if presently not settled or otherwise fully resolved) alleging any such infringement, misappropriation, dilution, or violation of the Intellectual Property of any Person (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property of any Person) and (iii) there are no Proceedings or other actions, claims or challenges pending or, to the Knowledge of the Company, threatened in which the Company or any of its Subsidiaries alleges that any Person is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property and to the Knowledge of the Company, no Person is otherwise infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, and have reasonably required their respective vendors, suppliers and other service providers, as applicable, to have, reasonable procedures, standards, systems, policies and security measures in place consistent with industry standards to protect and maintain in confidence all sensitive or confidential information (including, as applicable, any Personal Data) under the possession or control of the Company or any of its Subsidiaries or any sensitive or confidential information (including, as applicable, any Personal Data) of or made available by the Company or any of its Subsidiaries in the possession or control of such vendors, suppliers or service providers, as applicable, including data relating to the customers and employees of the Company or any of its Subsidiaries’ respective businesses, (ii) neither the Company nor any of its Subsidiaries have (x) suffered any actual breach of or unauthorized access to or use of, or unauthorized access to use, disclosure, modification, destruction or other exploitation of information within any IT Systems owned or used by or on behalf of the Company or any of its Subsidiaries (“Designated IT Systems”) or (y) experienced any unauthorized access to or disclosure, destruction, use, modification or other exploitation of any sensitive or confidential information (including, as applicable, any Personal Data) in the possession, custody or control of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any sensitive or confidential information of or made available by the Company or any of its Subsidiaries (including, as applicable, any Personal Data) under the possession, custody or control of any of their respective vendors, suppliers or service providers, (iii) the Company and its Subsidiaries have complied with (x) all applicable Information Privacy Laws, (y) all of their respective internal and external, including publicly facing, privacy and data-related policies (“Privacy Policies”) and (z) (except as set forth on Section 3.17(d) of the Company Disclosure Letter) all applicable PCI Requirements, and (iv) since January 1, 2017 (or earlier, if presently not settled or otherwise fully resolved), no Proceeding or other action, claim, challenge or complaint has been filed or commenced or, to the Knowledge of the Company, threatened against, and the Company has no reason to suspect that any Proceeding or other action, claim, challenge or complaint will be filed or commenced against, the Company or any of its Subsidiaries alleging any failure to comply with any Information Privacy Laws, Privacy Policies or PCI Requirements.

(e)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Designated IT Systems (i) operate and perform (x) as required for the current operations of the Company and its Subsidiaries and (y) without any material failure, unavailability or error; and (ii) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, computer virus or malfunction. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have and continue to maintain adequate disaster recovery and security plans, procedures and facilities for the Designated IT Systems, and Company and its Subsidiaries act in compliance therewith. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, except as set forth on Section 3.17(a) of the Company Disclosure Letter, no Designated IT Systems have, since January 1, 2017, suffered any failure, error or outage that, individually or in the aggregate, have resulted in or is reasonably expected to result in liability to, or disruption of the business operations of, the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have in place commercially reasonable maintenance and support agreements for all core Software Programs in the Designated IT Systems.

(f)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Software Programs constituting Company Intellectual Property do not contain and are free of any Software Program routine, device, code or instructions or other undisclosed feature, including any time bomb, virus, lock, Trojan horse, trap door, “disabling”, “metering” device, undocumented code, or any malicious code that is capable of (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or gaining unauthorized access to, any such Software Program or any IT Systems with which same interacts; or (B) compromising the privacy or security of any data or damaging or destroying any data or file without the Company’s prior knowledge and approval.

(g)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no university, college, research center, educational institution or Governmental Entity (“Designated Entity”) funding, facilities, materials, Intellectual Property or personnel were used, directly or indirectly, to develop, modify, reduce to practice, invent, test, commercialize, author, or create, in whole or in part, any Owned Intellectual Property and no Designated Entity has any right, title or interest (including any usage, license, “march in”, ownership, co-ownership or other rights) in or to any Owned Intellectual Property.

(h)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, no Intellectual Property in any Software Program included in the Owned Intellectual Property that is material to the operation of the business of the Company or its Subsidiaries was authored, created, written, developed, customized or otherwise modified by any Person other than employees, independent contractors or other service providers of the Company or any of its Subsidiaries that, in each case, either (i) executed a valid and binding assignment of all right, title and interest in and to such Intellectual Property to the Company or its applicable Subsidiary or (ii) by operation of Law vested in the Company or its Subsidiaries all right, title and interest in and to such Intellectual Property authored, created, written, developed, customized or otherwise modified by such person in connection with such person’s employment with, or engagement on behalf of, the Company or its Subsidiaries.

3.18                        Government Contracts.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their officers or management employees) is or has been suspended or debarred, proposed for suspension or debarment, declared ineligible or determined non-responsive by any Governmental Entity from holding, performing or bidding on any Government Contract and (ii) to the Knowledge of the Company, no suspension or debarment or ineligibility or non-responsibility proceeding with respect to Government Contracts or Government Bids has been commenced or threatened against the Company, any of its Subsidiaries or any of their officers or employees.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2017, the Company and each of its Subsidiaries has complied with all Laws applicable to Government Contracts or Government Bids and (ii) since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written communication alleging any violation of any Law applicable to any Government Contract or Government Bid.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2017, no Government Contract to which the Company or any of its Subsidiaries is or has been a party has been terminated for convenience, cause or default and no notice of termination for convenience, cause or default, cure notice or show cause notice has been issued with respect to any such Government Contract.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2017, there have not been pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries any Proceeding relating to any Government Contract or Government Bid (other than pre-award, post-award and indirect rate audits by the Defense Contract Audit Agency or the Defense Contract Management Agency or other Governmental Entities performing a similar function) that remain unresolved and neither the Company nor any of its Subsidiaries has been notified of any other unresolved claim or other dispute relating to any Government Contract or Government Bid.

(e)                                  For the purpose hereof, (i) “Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract or change order) between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity or any prime contractor or sub-contractor of any Governmental Entity, on the other hand, and (ii) “Government Bid” means any offer or proposal made by the Company or any of its Subsidiaries which, if accepted, would result in a Government Contract.

3.19                        Anti-Bribery and Export Compliance.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2017, the Company and its Subsidiaries (and, to the Knowledge of the Company, their respective officers, directors, employees, agents or representatives in their capacity as such) have complied with all applicable Anti-Bribery or Export Laws, (ii) since January 1, 2017, neither the Company nor any of its Subsidiaries has (A) received written notice of, any actual, alleged or potential violation of any Anti-Bribery or Export Law or (B) been a party to or the subject of any pending (or to the Knowledge of the Company, threatened) action, or, to the Knowledge of the Company, any audit or investigation, by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Anti-Bribery or Export Law and (iii) since January 1, 2017, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective officers, directors, employees, consultants, agents or representatives in their capacity as such) has offered, paid, authorized or promised to pay anything of value to any Person for the purpose of improperly influencing any decision of any officer, employee, representative or body of any Governmental Entity (including any entity owned or controlled by any Governmental Entity) or improperly obtaining or retaining business or a business advantage.

(b)                                 For the purpose hereof, “Anti-Bribery or Export Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and all other applicable Laws relating to bribery, corruption or kick-backs, (ii) all Laws imposing trade sanctions on any Person, including, all Laws administered by the US Treasury Department Office of Foreign Assets Control, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union, and all anti-boycott Laws administered by the U.S. Department of State or the Department of Treasury, and (iii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control laws and regulations of the United Kingdom or the European Union.

(c)                                  Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, or employees are, to the Knowledge of the Company, (i) located, organized, or resident in a country or territory that is the target of a comprehensive trade embargo administered by the U.S. Government (currently, Cuba, Iran, Syria, North Korea, or the Crimean Region of Ukraine), or (ii) is listed in any sanctions-related list of designated Persons administered by the US Treasury Department Office of Foreign Assets Control, the United Nations Security Council, Her Majesty’s Treasury or the European Union.

3.20                        Broker’s Fees.  Except for the financial advisors’ fees set forth in Section 3.20 of the Company Disclosure Letter (which shall not exceed the amounts calculated as set forth in

Section 3.20 of the Company Disclosure Letter), neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. Prior to the date of this Agreement, the Company has made available to Parent, or will make available to Parent promptly following the date of this Agreement, a true and complete copy of the engagement letters (as amended to date) between the Company, on the one hand, and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, respectively, on the other hand, relating to the Transactions.

3.21                        Opinion of Financial Advisors.  Each of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the Company’s financial advisors, has delivered to the Company Board on or prior to the date of this Agreement its opinion in writing or orally, in which case such opinion will be subsequently confirmed in writing, each to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Shares pursuant to this Agreement is fair from a financial point of view to such holders and, as of the date of this Agreement, such opinions have not been withdrawn, revoked or modified. A true and complete copy of each such opinion has been made available to Parent prior to the date of this Agreement or, if not available at such date, will be made available to Parent promptly upon its availability following the date of this Agreement, in each case for informational purposes only, and it is agreed and understood that such opinions may not be relied on by Parent or any of its affiliates or any director, officer or employee of Parent or its affiliates.

3.22                        Insurance Policies.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies and arrangements held by or for the benefit of the Company, any of its Subsidiaries or the business, assets or properties owned, leased or operated by the Company or any of its Subsidiaries, and all amendments or endorsements in respect of any of the foregoing (collectively, “Insurance Policies”) are in full force and effect and all Insurance Policies maintained by the Company and its Subsidiaries since January 1, 2017 provide insurance in such amounts and against such risks and with such deductibles as are required by Law or any Contract to which the Company or any of its Subsidiaries is a party and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of the Insurance Policies; (c) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies; (d) the Company has not received written or, to the Knowledge of the Company, oral notice of cancellation, non-renewal, disallowance or reduction in coverage with respect to any Insurance Policy; and (e) the Company has timely filed all claims for which it is seeking payment or other coverage under any of the Insurance Policies.

3.23                        Material Customers and Suppliers.

(a)                                 Section 3.23(a) of the Company Disclosure Letter sets forth a true and complete list of the top fifteen (15) customers of the Company based upon the revenue generated from such customer for the twelve months ended June 30, 2019 (each, a “Material Customer”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice from a Material Customer that it has ceased to use the Company’s products or services or that it intends to cease after the Closing to use such products or services or to otherwise terminate or materially reduce its purchase of goods and supplies from or materially adversely change its contractual relationship with the Company or any of its Subsidiaries.

(b)                                 Section 3.23(b) of the Company Disclosure Letter sets forth a true and complete list of the top ten (10) vendors or suppliers of the Company based upon the payments made by the Company to such vendor or supplier for the twelve months ended June 30, 2019 (each, a “Material Supplier”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice from a Material Supplier that it intends to cease after the Closing to provide products or services to the Company or to otherwise terminate or materially reduce its supply of goods and supplies to or materially adversely change its contractual relationship with the Company or any of its Subsidiaries.

3.24                        Related Party Transactions.  Except for (i) indemnification, compensation and employment or similar agreements entered into in the ordinary course of business and filed with or furnished to the SEC that are publicly available between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand and (ii) any Contracts entered into in the ordinary course of business on arms’ length terms between portfolio companies and other Affiliates of any person owning 5% or more of the Shares, on the one hand, and the Company or any of its Subsidiaries, on the other hand, there are no (and in the two (2) years prior to the date of this Agreement have not been any) transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Company or any of its Subsidiaries or any person owning 5% or more of the Shares (or, to the Knowledge of the Company, any of such person’s immediate family members or affiliates), on the other hand, in each case, required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date of this Agreement or that are otherwise material to the Company and its Subsidiaries, taken as a whole (“Related Party Transactions”).

3.25                        No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article 3 or any certificate delivered by the Company pursuant to Section 6.3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.  Without limiting the foregoing, except with respect to common law fraud (with the element of scienter) and the representations and warranties contained in this Article 3 (as qualified by the Company Disclosure Letter in accordance with this Agreement) or any certificate delivered by the Company pursuant to Section 6.3, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1                               Corporate Organization.  Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

4.2                               Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance and compliance by each of Parent and Merger Sub with each of its obligations herein and the consummation by each of Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and other than, as of the date of this Agreement, the adoption of this Agreement by Parent (or a wholly-owned Subsidiary of Parent) as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party.  Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due and valid authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3                               No Conflicts; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions to which it is a party (including consummation of the Funds Financing and the Pattonair Refinancing (as defined in the Debt Commitment Letter)) will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational or governing documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under any Contract or Permit to which Parent or any Parent Subsidiary is a party (or by which any of their respective properties or assets are bound), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Assuming the accuracy of the representations and warranties of the Company in Section 3.4, the execution, delivery and performance of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions (including consummation of the Funds Financing and the Pattonair Refinancing (as defined in the Debt Commitment Letter)) and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not (with or without notice or lapse of time, or both), require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NYSE, (ii) any applicable requirements of any Competition Laws listed in Section 3.4(b)(ii) of the Company Disclosure Letter or French Foreign Investment Regulations, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4                               Litigation.  There is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.5                               Financing.  Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and Funds Commitment Letter. Neither of the Commitment Letters has been amended or modified in any manner since Parent provided, on or prior to the date of this Agreement, a fully executed copy of such Commitment Letters dated as of the date hereof.  Neither Parent nor any of its affiliates has entered into any agreement, side letter or other arrangement with respect to the Debt Financing relating to the Debt Commitment Letter among the parties thereto that would add any condition precedent to funding of the Debt Financing, reduce the amount of the Debt Financing below an amount necessary (together with the Funds Financing) to fund all of the amounts required to be provided by Parent or Merger Sub for the consummation of the Transactions (including the payment of the Merger Consideration), adversely affect the availability of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur.  Assuming the satisfaction of the closing conditions set forth in Section 6.1 and Section 6.3 and that the Financing is funded in accordance with the Commitment Letters (including any “market flex” provisions related thereto), the aggregate net proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) when funded in accordance with the terms of the Commitment Letters will be sufficient to consummate the Transactions contemplated hereby, including the payment of the Merger Consideration on the Closing Date.  As of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded or repudiated in any respect.  As of the date hereof, the Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth in the Commitment Letters and except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).  Parent has fully paid (or caused to be fully paid) any and all commitment fees and other amounts that are due and payable by Parent on or prior to the date of this Agreement in connection with the Financing.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any of the Commitment Letters.  Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 and compliance by the Company with Section 5.11, Parent has no reason to believe that it or any Financing Source or source of the Funds Financing or any other party thereto will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it.  As of the date hereof, the only conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date that will be included in the Debt Financing Documents shall be the conditions set forth in the Commitment Letters as in effect on the date hereof.  Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the Merger is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

4.6                               Guaranty.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Guaranty dated as of the date hereof.  The Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.

4.7                               Proxy Statement; Other Information.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub to such portions thereof that relate to statements made or incorporated by reference therein based on information supplied by or on behalf of Company for inclusion).

4.8                               Ownership of Company Capital Stock.  None of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares as of the date hereof.  Other than as a result of this Agreement and the Support Agreement, Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.9                               Solvency.  Assuming (i) the representations and warranties of the Company are true and correct in all material respects (disregarding any references to “Knowledge of the Company,” “Company Material Adverse Effect,” “materiality”, “in all material respects” or similar qualifications contained in such representations or warranties), (ii) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were and continue to be reasonable and (iii) all material liabilities of the business of the Company and its Subsidiaries are disclosed in the Company Disclosure Letter or in the Company SEC Documents filed prior to the date of this Agreement (excluding “risk factors” sections or any language in the Company SEC Documents that is predictive or forward-looking or that is not factual information but merely cautionary language), after giving effect to the payment of all amounts required to be paid in connection with the consummation of the Transactions, payment of all related fees and expenses and consummation of the Transactions (including the Financing), Parent and its Subsidiaries, including Merger Sub (taken as a whole), will be Solvent as of the Effective Time.  For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged, and (c) such Person will be able to pay its liabilities as they mature; provided, however, that this definition shall take into account such Person’s ability to generate cash from operations, asset dispositions or refinancing, or a combination thereof, or raise additional capital by other means to meet its obligations as they become due.

4.10                        Ownership of Parent and Merger Sub.  All of the outstanding Equity Interests of Parent and Merger Sub have been duly authorized and validly issued.  All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent.  Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, has not prior to the date hereof engaged in any business or other activities.

4.11                        No Stockholder and Management Arrangements.  Except for this Agreement and the Support Agreements, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor Platinum Equity Capital Partners International IV (Cayman), L.P., a limited partnership under the laws of the Cayman Islands or any of its controlled affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any stockholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the operations of the Surviving Corporation or any of its controlled affiliates, businesses or operations from and after the Effective Time.

4.12                        Foreign Ownership and Control.  Consummation of the transactions contemplated hereby will not result in foreign control of the Company and/or its Subsidiaries (within the meaning of the Foreign Investment Risk Review Modernization Act of 2018 and the regulations promulgated hereunder) or the consummation of any pilot program covered investment (within the meaning of the regulations promulgated by the United States Department of Treasury relating to the Pilot Program to Review Certain Transactions Involving Foreign Persons and Critical Technology).

4.13                        Broker’s Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company could be responsible in connection with the Transactions based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates, other than those that become payable by the Surviving Corporation following the consummation of the Merger.

4.14                        Certain Subsidiaries of Parent.  The investment funds named in the Funds Commitment Letter have the ability to cause the contribution of the “operating entities of Pioneer Holdings, LLC” (within the meaning of the Debt Commitment Letter) to Borrower (as defined in the Debt Commitment Letter).

4.15                        No Other Representations and Warranties.  Without limiting the representations and warranties contained in Article 3 and any certificate delivered by the Company pursuant to Section 6.3, each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions including the accuracy or completeness thereof other than the representations and warranties contained in Article 3 and any certificate delivered by the Company pursuant to Section 6.3.  Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, except with respect to common law fraud (with the element of scienter) and the representations and warranties contained in Article 3 (as qualified by the Company Disclosure Letter in accordance with this Agreement) or any certificate delivered by the Company pursuant to Section 6.3, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling persons or Representatives shall not have any liability to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling persons or Representatives.

ARTICLE 5
COVENANTS

5.1                               Conduct of Business by the Company Pending the Closing.  Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required by any other provision of this Agreement or with the prior written consent of Parent, the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business in a manner consistent with past practice, and (ii) use commercially reasonable efforts to preserve intact the business organization of the Company and each of its Subsidiaries, keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with material customers, suppliers, distributors, licensors, licensees, Governmental Entities and other Persons with which the Company or any of its Subsidiaries has business relations.  Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required by any other provision of this Agreement, the Company shall not, and shall cause each of its Subsidiaries not to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (which consent shall not be unreasonably withheld in respect to Sections 5.1(h) (to the extent it relates to any Indebtedness other than with regard to Indebtedness for borrowed money and related interest rate swaps), (i) (j), (q) and (v) (with regard to the foregoing clauses of Section 5.1)):

(a)                                 amend its certificate of incorporation or bylaws or equivalent organizational documents, or adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or the Transactions;

(b)                                 issue, sell, pledge, dispose of, grant, transfer or subject to any Lien (other than, only in respect of any Subsidiary of the Company, a Permitted Share Lien) any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the

Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of vested Company Options or settlement of vested Company RSUs, Company Restricted Shares or Company PSUs outstanding as of the date hereof and set forth in Section 3.2(b) of the Company Disclosure Letter in accordance with their terms (which, for purposes of determining the number of such Company PSUs to be settled, shall be determined by the Company Board (in good faith) based on actual performance through the end of the applicable performance period in accordance with the terms of the applicable award agreement governing the applicable Company PSUs (and, in making such determination, the Company Board shall not exercise any upward discretion)), provided, however, that the Company Board may provide for Company PSUs to vest and be settled at the target level of 100% even if actual performance falls below the target level;

(c)                                  distribute, sell, assign, pledge, lease, license, abandon, permit to lapse or expire, dispose of (including by means of allowing to lapse or failing to maintain, renew or enforce, or failing to pay applicable maintenance, renewal, registration fees or other dues), transfer or create or incur any Lien (other than a Permitted Lien) upon, or authorize the distribution, sale, assignment, pledge, lease, license, abandoning, lapse, expiration, disposition, transfer or creation or incurrence of any Lien (other than a Permitted Lien) upon, any Company Owned Real Property, or other material property or assets of the Company or any of its Subsidiaries (including material Company Intellectual Property), except (i) pursuant to existing Contracts in accordance with their terms, (ii) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (iii) the sale or purchase of inventory, goods, supplies or other property in the ordinary course of business consistent with past practice, (iv) sales or dispositions of obsolete or worn-out assets, (v) the sale or disposition of any other assets having a value of less than (A) $1 million with respect to any single transaction or series of related transactions and (B) $5 million in the aggregate and (vi) imposition of Liens as required by the Company’s existing credit facilities listed in Section 3.16(a)(v) of the Company Disclosure Letter (as may be refinanced pursuant to clause (h) of this Section 5.1);

(d)                                 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(e)                                  reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except (i) with respect to any wholly owned Subsidiary of the Company, (ii) the repurchase of Shares from a holder of Company Options, Company RSUs, Company Restricted Shares or Company PSUs in satisfaction of withholding obligations or in payment of the exercise price thereof or (iii) the repurchase of Shares pursuant to any Contract listed in Section 3.16(a) of the Company Disclosure Letter in effect on the date hereof;

(f)                                   merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to any such transactions solely to the extent between or among the Company and any wholly-owned Subsidiaries of the Company;

(g)                                  acquire or offer to acquire (including by merger, consolidation, or acquisition of stock or assets) any Person or Equity Interests or assets of any Person, other than (i) acquisitions of inventory, raw materials and other property or supplies in the ordinary course of business consistent with past practice, and (ii) pursuant to Contracts in effect on the date hereof;

(h)                                 incur, assume, guarantee or modify the terms of any Indebtedness, enter into any interest rate or currency swaps, hedges or similar arrangements with respect to Indebtedness or issue any debt securities or assume, guarantee, endorse or modify the terms of, or otherwise become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for Indebtedness, except (i) in connection with refinancings of existing Indebtedness for borrowed money (provided, that the refinancing terms shall not be any less favorable to the Company or any of its Subsidiaries than the terms of the existing Indebtedness that is being refinanced), (ii) for borrowings under the Company’s existing credit facilities not to exceed the aggregate commitments under such revolving credit facility as of the date hereof, and (iii) Indebtedness not to exceed $1 million in any single transaction or series of related transactions and $2,500,000 in the aggregate;

(i)                                     make any loans, advances or capital contributions to, or investments in, any other Person (other than (x) accounts receivable from customers to the extent consistent with payment provisions under the applicable Contract with such customer or (y) transactions between or among the Company and/or its Subsidiaries) in excess of $500,000 in the aggregate other than advances for business expenses incurred in the ordinary course of business consistent with past practice;

(j)                                    (A) terminate, cancel, renew on terms that are in any material respect unfavorable to the Company or any of its Subsidiaries, waive any rights under or amend in any material respect adverse to the Company or any of its Subsidiaries any Company Material Contract, in each case, other than in the ordinary course of business consistent with past practice for the line of business to which such Company Material Contract relates, or (B) enter into any Contract that, if existing on the date hereof, would be a Company Material Contract; provided that this Section 5.1(j) shall not restrict the Company and its Subsidiaries from, in the ordinary course of business consistent with past practice, entering into Contracts that (if existing on the date hereof) would have been a Company Material Contract pursuant to Sections 3.16(a)(i) (if such Company Material Contract is for purchases by the Company or any of its Subsidiaries for annual payments of less than $10 million and which cannot otherwise be terminated in accordance with its terms by giving notice of 12 months or less), 3.16(a)(ii) or 3.16(a)(iii) or, to the extent otherwise permitted by this Section 5.1 (and subject to Parent’s consent rights set forth herein), any other clause of Section 3.16; provided, further, that the term “Company Material Contract” solely for purposes of this Section 5.1(j) shall include any Contracts falling under Section 3.16(a)(ii) with the revenue threshold set forth therein being deemed $10 million instead of $14 million.

(k)                                 except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan in effect on the date hereof: (A) other than increases in the ordinary course of business consistent with past practice in annual base salaries or base wages of those directors, officers, employees or other Service Providers of the Company and its Subsidiaries whose annual base salary is less than $200,000 that are of not more than three-and-two-tenths percent (3.2%) of the aggregate annual base salaries or base wages of all such directors, officers, employees or other Service Providers of the Company or any of its Subsidiaries, increase the base compensation or benefits payable or to become payable to the directors, officers, employees or other Service Providers of the Company or any of its Subsidiaries, (B) except for amendments to Company Benefit Plans made in the ordinary course of business consistent with past practice that are in connection with a customary annual renewal or enrollment process of a Company Benefit Plan that is a group health or welfare plan or do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for the Company or any of its Subsidiaries, establish, adopt, enter into, terminate or amend any Company Benefit Plan or any agreement, plan, policy, trust, fund or other arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof (other than the entry into employment agreements in the ordinary course of business consistent with past practice with new employees permitted to be hired under this Agreement, provided that each such employment agreement is in all material respects consistent with the standard form made available to Parent prior to the date of this Agreement where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law), (C) terminate (other than for cause) the employment of or hire or promote any employee whose annual base salary is $200,000 or more (other than the hiring of any employees to replace any employees who terminate employment after the date of this Agreement), (D) take any action to amend, accelerate or waive any performance or vesting criteria or accelerate vesting, exercisability, payment or funding under any Company Benefit Plan (including under any Company Equity Plan) or any agreement, plan, policy, trust, fund or other arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof, (E) grant any equity or equity-based awards, (F) other than in connection with the entry into employment agreements in the ordinary course of business consistent with past practice with new employees permitted to be hired under this Agreement, provided that each such employment agreement is in all material respects consistent with the standard form made available to Parent prior to the date of this Agreement where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law, grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement, or (G) enter into any change-in-control, transaction bonus, Tax gross-up, or retention agreements with any directors, officers, employees or Service Providers;

(l)                                     engage in any “mass layoff” or “plant closing” (within the meaning of the WARN Act);

(m)                             except as required by Law, modify, extend, cancel, terminate or enter into any Labor Agreement or recognize or certify any union, labor organization or works council as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(n)                                 make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity of competent jurisdiction;

(o)                                 waive, release, assign, compromise, fail to defend, settle or agree to settle any Proceeding other than waivers, releases, assignments, compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $500,000 individually or $2 million in the aggregate, in any case without the imposition of equitable or other non-monetary relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries or that would impose any material restrictions on the business of the Company or any of its Subsidiaries;

(p)                                 make, change or revoke any material Tax election, change any of its material Tax accounting policies or methods of reporting income or deductions for Tax purposes, settle or compromise any material Tax liability or settle any material Tax claim, audit or dispute, enter into any material closing or similar agreement with a Governmental Entity, or file any material Tax Return inconsistent with past practice, except as required by Law;

(q)                                 fail to maintain in full force and effect the material Insurance Policies, other than such policies that expire in accordance with their terms;

(r)                                    make, incur or commit to incur any capital expenditures or any obligation or liability in respect thereof, other than (i) as set forth in the Company’s annual business plan for 2019 or the Company’s Wesco 2020 plan, in each case, made available to Parent prior to the date of this Agreement (collectively, the “Business Plan”) and (ii) to the extent not included in the Business Plan, any capital expenditures or obligations or liabilities in respect thereof not in excess of $3,000,000 in any single expenditure or series of related expenditures;

(s)                                   enter into any line of business that does not relate to the distribution of aerospace parts, supply chain management services or chemical management services (other than as contemplated in the Business Plan);

(t)                                    amend the engagement letters with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC referred to in Section 3.20, or engage any other investment bankers, finders or brokers in connection with the Merger or any of the other Transactions;

(u)                                 enter into any Related Party Transaction (subject to the exclusions set forth in clauses (i) and (ii) of Section 3.24); or

(v)                                 authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2                               Access to Information; Confidentiality.

(a)                                 From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) provide to Parent and Merger Sub and their respective Representatives and Financing Sources reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records (including Tax Returns) thereof and (ii) use commercially reasonable efforts to furnish promptly (but during normal business hours) upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives or Financing Sources may reasonably request; provided, however, that all requests from Parent, Merger Sub or their respective Representatives or Financing Sources for such access or information pursuant to this Section 5.2 shall be directed to John Holland and not to any other director, officer or employee of the Company unless consented to in writing by the Company; provided, further, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company reasonably believes in good faith (after consultation with its outside counsel) that doing so would: (A) result in the loss of attorney-client privilege, or (B) violate any applicable Law, provided, that (x) in the case of each of subclauses (A) and (B), the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in subclause (A) or (B), as applicable, and (y) in the event that the Company, despite having used commercially reasonable efforts in accordance with the preceding clause (x), does not provide access or disclosure in reliance on subclauses (A) or (B) of the preceding clause (x), the Company shall provide Parent with a list of the information that is being withheld.  At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent one or more CDs containing (in a readable and otherwise reasonably acceptable format) true and complete copies of (A) the contents of the Company’s virtual data room established at https://datasiteone.merrillcorp.com/ (the “Data Room”) that has been used for due diligence in connection with the Merger as at 6:00 p.m. Eastern Time on August 7, 2019; provided, however, that, in lieu of delivering the CD referenced in this sentence, the Company may, at its option, maintain the entirety of the Data Room such that, after the Closing, the Data Room contains all of the materials that have been included in the Data Room for due diligence in connection with the Merger as at 6:00 p.m. Eastern Time on August 7, 2019.

(b)                                 The Confidentiality Agreement, dated May 13, 2019, by and between the Company and Platinum Equity Advisors International (UK) Limited (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives; provided, that (i) Parent and Merger Sub will be permitted to disclose such information to any Financing Source or prospective Financing Source that may become a party to the Debt Financing (and, in each case, to their respective Representatives) and (ii) such Persons shall constitute Representatives under the Confidentiality Agreement.  Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than members of the Company’s senior leadership team), customers, suppliers, or distributors of the Company and its Subsidiaries, in each case regarding the business of the Company (except to the extent related to ordinary course business of the applicable Representative of Parent or Merger Sub), this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.3                               No Solicitation.

(a)                                 Except as expressly permitted by this Section 5.3, from and after the date hereof, the Company shall, and shall cause its Subsidiaries and Representatives to, (w) promptly cease and cause to be terminated any activities, solicitations, discussions or negotiations with any Third Party that may be ongoing with respect to any Acquisition Proposal or any inquiry or proposal that constitutes or could reasonably be expected to lead to any Acquisition Proposal,

(x) promptly request (and in event within twenty-four (24) hours) any such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries, (y) promptly (and in any event within six (6) hours) terminate all access previously granted to such persons to any physical or electronic data room and (z) except to the extent that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that a failure to agree to a waiver or amendment would reasonably be expected to violate its fiduciary duties to the stockholders of the Company under applicable Law, enforce, and not waive or amend (as applicable), any provisions of any Anti-Takeover Law or confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal or otherwise cause the terms of such agreement to be less restrictive than an Acceptable Confidentiality Agreement.  Except as expressly permitted by this Section 5.3, from and after the date hereof until the receipt of the Company Stockholder Approval, or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly facilitate, induce or encourage any inquiries with respect to, any effort or attempt to submit, or the submission of, any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing any non-public information to any Third Party related to any potential Acquisition Proposal, or (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations with respect thereto (other than informing any Third Party of the existence of the provisions contained in this Section 5.3), except that, the Company may ascertain facts from any Person making an Acquisition Proposal for the purpose of the Company Board clarifying the terms and conditions of such Acquisition Proposal and the Third Party making it in order to allow the Company Board to determine whether the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, provided, that the foregoing shall not permit any negotiations or similar discussions with respect to such Acquisition Proposal or any verbal expression of the Company’s view or position with respect thereto. Except as expressly permitted by this Section 5.3, from and after the date hereof until the receipt of the Company Stockholder Approval, or, if earlier, the termination of this Agreement in accordance with Article 7, neither the Company Board nor any committee thereof shall, directly or indirectly, (i) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (ii) fail to make, withdraw, or qualify (or change, amend or modify in a manner adverse to Parent or Merger Sub) the Company Board Recommendation or the adoption or declaration of advisability of this Agreement, the Merger or any of the other Transactions by the Company Board, (iii) approve or recommend, or publicly propose to approve or recommend, or cause or allow the Company or any of its controlled affiliates to enter into any merger agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal, (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent so requests in writing if an Acquisition Proposal or any modification thereto shall have been made public or sent or given to the Company’s stockholders (or any Person or group of Persons shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal), (vi) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange

Act within ten (10) Business Days after the commencement of such Acquisition Proposal, (vii) make any public statement inconsistent with the Company Board Recommendation or (viii) resolve or agree or announce its intention to resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i) through (viii) of this sentence, a “Change of Board Recommendation”). Any breach by a Representative of the Company or any of its Subsidiaries of this Section 5.3 shall be deemed a breach hereof by the Company.

(b)                                 Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the receipt of the Company Stockholder Approval (i) the Company has received a written Acquisition Proposal from a Third Party, (ii) the Company has not breached this Section 5.3 (other than de minimis non-compliance) with respect to such Acquisition Proposal and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its independent financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries and provide access to the books, records, personnel and facilities of the Company and its Subsidiaries to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing and (B) participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that prior to taking any action referred to in clause (A) or (B) above, (x) the Company and the applicable Third Party shall have entered into an Acceptable Confidentiality Agreement and (y) the Company shall have provided notice of such Acquisition Proposal to Parent in accordance with Section 5.3(c); provided, further, that any material non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is provided or made available to such Third Party, except to the extent the Company determines in good faith, after consultation with the Company’s outside counsel, that providing Parent or Merger Sub with such information would violate Law (provided, that, in such case, (x) the Company shall use its commercially reasonable efforts to provide or make available to Parent or Merger Sub such material non-public information in a manner that does not result in such prohibition, and (y) in the event that the Company, despite having used commercially reasonable efforts in accordance with the preceding clause (x), does not provide or make available to Parent or Merger Sub such material non-public information in reliance on the preceding clause (x), the Company shall provide Parent with a list of the information that is being withheld).

(c)                                  From and after the date hereof, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing in the event that the Company receives any (i) Acquisition Proposal, (ii) inquiry or request for information from, or for the initiation of discussions or negotiations with, the Company or its Representatives concerning, or that could reasonably be expected to lead to, an Acquisition Proposal, or (iii) request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, or records of the Company or any of its Subsidiaries by any Third Party who has made or communicated to the Company that it intends to make an Acquisition Proposal.  The Company shall notify Parent promptly (and in any event within twenty-four (24) hours) of the identity of such Person and provide to Parent a copy of such Acquisition Proposal (or, where no such copy is available, a reasonable description of the material terms and conditions of such Acquisition Proposal, inquiry or request).  Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b).  In addition, the Company shall keep Parent reasonably informed on a current basis (and in any event within twenty-four (24) hours) of any material changes to the status and any changes to material terms of any such Acquisition Proposal, inquiries or requests (and true and complete copies of any amended or modified written Acquisition Proposal, inquiry or request, including modified written proposed agreements), including any change in the Company’s intentions as previously notified.

(d)                                 Notwithstanding anything to the contrary contained in Section 5.3(a), if (x) the Company has received a written Acquisition Proposal that has not been withdrawn and that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its independent financial advisors and outside counsel, constitutes (and continues to constitute) a Superior Proposal and (y) the Company Board determines in good faith, after consultation with its outside counsel, that failure to take such action in response to such Superior Proposal would violate the directors’ fiduciary duties to the stockholders of the Company under applicable Law, the Company Board may at any time prior to the receipt of the Company Stockholder Approval, (A) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (B) terminate this Agreement pursuant to Section 7.1(d) in order to enter into a definitive written agreement with respect to such Superior Proposal, in either case subject to the requirements of this Section 5.3(d); provided, that the Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(d) or terminate this Agreement pursuant to Section 7.1(d) unless all of the following conditions are met:

(i)                                     the Company shall have provided to Parent at least four days’ prior written notice (the “Notice Period”) of the Company’s intention to effect a Change of Board Recommendation or to terminate this Agreement pursuant to Section 7.1(d), which notice shall specify in reasonable detail the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and the Company Board’s reasons for intending to effect a Change of Board Recommendation or to terminate this Agreement pursuant to Section 7.1(d) and shall have provided to Parent a copy of the latest draft of the proposed transaction agreement to be entered into in respect of such Superior Proposal and all other material proposed transaction documents (if any) relating to such Superior Proposal;

(ii)                                  during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its Representatives and legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and intended to cause the relevant Superior Proposal to no longer constitute a Superior Proposal;

(iii)                               the Company Board shall have considered in good faith any adjustments and/or amendments that Parent, in its sole discretion, shall have proposed with respect to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed

Terms”) no later than 11:59 a.m., New York City time, on the last day of the Notice Period and shall have determined in good faith, after consultation with its independent financial advisor and outside counsel, that such Proposed Changed Terms would continue to render the failure by the Company Board to make such Change of Board Recommendation a violation of its fiduciary duties to the stockholders of the Company under applicable Law or that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect (it being understood and agreed that in the event that the Company Board shall have determined in good faith, after consultation with its independent financial advisor and outside counsel, that such Proposed Changed Terms would render the failure by the Company Board to make such Change of Board Recommendation no longer a violation of its fiduciary duties under applicable Law or would render such Superior Proposal no longer a Superior Proposal, the Company shall agree in writing to all Proposed Changed Terms and the Company’s notice of the proposed Change of Board Recommendation or the termination of this Agreement shall be deemed to be rescinded and of no further force and effect);

(iv)                              the Company shall have complied with its obligations under this Section 5.3 (other than de minimis non-compliance) with respect to such Superior Proposal; and

(v)                                 prior to or concurrently with any termination of this Agreement, the Company shall have paid the Company Termination Fee to Parent.

In the event of any substantive revisions to such Superior Proposal offered in writing by the party making such Superior Proposal, the Company shall be required to deliver a new written notice to Parent within 24 hours and to again comply with the requirements of this Section 5.3(d) with respect to such new written notice, except that the Notice Period shall be reduced to three (3) Business Days with respect to any such revised Superior Proposal.

(e)                                  Notwithstanding anything to the contrary contained in Section 5.3(a), the Company Board (or a duly authorized committee thereof) may at any time prior to the receipt of the Company Stockholder Approval effect a Change of Board Recommendation if (i) the Company Board (or a duly authorized committee thereof) determines that an Intervening Event has occurred and is continuing and (ii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would violate its fiduciary duties to the stockholders of the Company under applicable Law, but such Change of Board Recommendation shall not occur until a time that is after the fourth day following Parent’s receipt of written notice from the Company advising Parent of such Intervening Event (which notice shall include a reasonably detailed description of the basis for such Change of Board Recommendation) and stating that it intends to make a Change of Board Recommendation and provided that (A) during such four day period the Company has negotiated in good faith with Parent to the extent Parent wishes to negotiate to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with the Company Board Recommendation and (B) at the end of such four day period, the Company Board maintains its determination described in this clause (ii) (after taking into account any adjustments offered in writing by Parent to the material terms and conditions of this Agreement).

(f)                                   Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would violate its fiduciary duties to the stockholders of the Company under applicable Law.  The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

(g)                                  For purposes of this Agreement:

(i)                                     “Acquisition Proposal” means any bona fide offer or proposal from a Third Party concerning (A) a merger, consolidation or other business combination transaction involving the Company or any of its material Subsidiaries, (B) a sale, lease, license or other disposition, by merger, consolidation, business combination, share exchange, joint venture or otherwise, in a single transaction, or a series of related transactions of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenue of the Company and its Subsidiaries are attributable, (C) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing 15% or more of the voting power of the Company, (D) any other transaction or series of related transactions resulting in any Person or group of Persons (as defined in Section 13(d) of the Exchange Act) obtaining the power to direct or cause the direction of the management or policies of the Company or any of its material Subsidiaries (whether by acquisition of voting rights, contract or otherwise) or (E) any combination of the foregoing (in each case, other the Merger).

(ii)                                  “Superior Proposal” means a written Acquisition Proposal (except the references therein to “15%” shall be replaced by “85%”) that the Company Board (or a duly authorized committee thereof), after consultation with its independent financial advisors and outside counsel, taking into account such legal, financial, regulatory, conditionality, timing, likelihood of consummation and other factors in respect of such Acquisition Proposal and the Person making such Acquisition Proposal, determines in good faith would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Merger (after taking into account any Proposed Changed Terms).

(iii)                               “Intervening Event” means any material event, fact, circumstance, development or occurrence that is material to the Company or any of its Subsidiaries taken as a whole, was not known to the Company Board prior to execution of this Agreement (or, if known, the implications of which were not known to, or reasonably foreseeable by, the Company Board prior to execution of this Agreement) and first becomes known to the Company Board after execution of this Agreement and prior to the Company Stockholder Approval; provided, that in no event shall any of the following be taken into account in determining whether an Intervening Event has occurred: (a) the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry, indication of interest, proposal, offer or communication relating thereto (or that could reasonably be expected to lead to an Acquisition Proposal or a Superior Proposal), or any matter relating thereto or consequence thereof, (b) any changes in the market price or trading volume of any of the Company’s securities, or the fact that the Company meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred, (c) (x) the public announcement or pendency of this Agreement or the Transactions, (y) any actions required to be taken or to be refrained from being taken pursuant to this Agreement, or (z) any material breach of this Agreement by the Company, or (d) any event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or Merger Sub.

5.4                               SEC Filings; Other Actions.

(a)                                 As promptly as reasonably practicable (and in any event within fifteen (15) Business Days) after the execution of this Agreement, the Company shall prepare and file the Proxy Statement with the SEC, which shall, subject to Section 5.3, include the Company Board Recommendation.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall consider in good faith and incorporate all comments reasonably proposed by Parent, Merger Sub and their counsel with respect thereto.  As promptly as reasonably practicable after the execution of this Agreement, the Company shall set, in consultation with Parent, a record date for the Company Meeting (which shall be called in accordance with Section 5.4(b)) and commence a broker search pursuant to Section 14a-13 of the Exchange Act in respect thereof.  The Company shall use all commercially reasonable efforts to respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement, and to cause the definitive Proxy Statement to be mailed, as promptly as practicable (and in any event within five (5) Business Days) after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, to the Company’s stockholders as of the record date for the Company Meeting (as established in accordance with the preceding sentence).  The Company shall provide Parent and its counsel with copies of any written comments, and shall provide them a summary of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Proxy Statement as promptly as practicable after receipt of such comments, and any written or oral responses thereto.  Parent and its counsel shall be given a reasonable opportunity to review any such responses and the Company shall consider in good faith and incorporate all comments reasonably proposed by Parent, Merger Sub and their counsel with respect thereto.  Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning themselves and their affiliates as promptly as practicable after the date hereof.

(b)                                 Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with the DGCL, the Company Charter, and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following (and shall use reasonable best efforts to hold such meeting within thirty (30) Business Days after) the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), and (ii) subject to a Change of Board Recommendation in accordance with Section 5.3, shall include the Company

Board Recommendation in the Proxy Statement and use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions contemplated hereby (including by postponing or adjourning the Company Meeting to allow additional solicitation of proxies in order to obtain the Company Stockholder Approval if necessary).  The Company may, if it receives an unsolicited Acquisition Proposal or if the Company Board otherwise determines in good faith after consultation with outside counsel that the Company’s stockholders should be provided with additional information, delay the mailing of the Proxy Statement or the holding of the Company Meeting, in each case for such reasonable period as would provide a reasonable opportunity for the Company Board to consider such Acquisition Proposal or such additional information and to determine the effect, if any, on the Company Board Recommendation.  The Company may also postpone or adjourn the Company Meeting from time to time (i) with the consent of Parent, (ii) if a quorum has not been established, (iii) to the extent necessary to file and mail any supplemental or amended disclosure which the Company Board has determined in good faith is necessary and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting, (iv) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approval or (v) if required by Law.

(c)                                  If, at any time prior to the Company Meeting, any information relating to the Company or Parent, Merger Sub, the Guarantor, any of their affiliates or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party. Following such notification, the Company shall prepare and file with the SEC an appropriate amendment or supplement to the Proxy Statement describing such information as promptly as reasonably practicable and shall consider in good faith and incorporate all comments reasonably proposed by Parent, Merger Sub and their counsel with respect thereto, and, to the extent required by applicable Law or the SEC or its staff, the Company shall disseminate such amendment or supplement to the stockholders of the Company.

5.5                               Appropriate Action; Consents; Filings.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary or advisable actions or nonactions, waivers, consents, approvals, Permits (including Environmental Permits), orders and authorizations from Governmental Entities (including those in connection with applicable Competition Laws and French Foreign Investment Regulations), make and not withdraw all necessary or advisable registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with applicable Competition Laws and French Foreign Investment Regulations), except as otherwise set forth in Section 5.5(b), (iii) prior to the Outside Date (taking into account any extension of the Outside Date pursuant to the first proviso of Section 7.1(b)(iii)), resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging this Agreement, the Merger or the completion of the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement.  Each of the parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing; provided, that, notwithstanding anything to the contrary, Parent and Merger Sub shall not be required to share with the Company any information that (A) does not relate to the Company or any of its Subsidiaries, (B) reveals Parent’s (or its affiliates’) valuation or negotiating strategy with respect to the Transactions or (C) is otherwise confidential or proprietary information of Parent or any of its affiliates; provided, further, that for the avoidance of doubt, any such information described in (A) or (C) shall be provided on an outside counsel only basis to the extent reasonably requested in connection with the foregoing.  Subject to applicable Law relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the Transactions.  In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.  Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, (i) each of the Company and Parent shall, and shall cause their respective affiliates to, (A) make or cause to be made all filings required under applicable Competition Laws with respect to the Transactions as promptly as practicable and, in any event, file all required HSR Act notifications within ten (10) Business Days after the date of this Agreement, (B) request and use reasonable best efforts to obtain early termination of the applicable waiting period under the HSR Act, (C) use its reasonable best efforts to respond promptly to any requests for additional information, civil investigative demand or other process made or initiated by any Governmental Entity with respect to the Transaction and (D) make or cause to be made the French Foreign Investment Filing as promptly as practicable after the date hereof and (ii) no party shall agree to extend any waiting period under any Competition Law (including by pulling and re-filing that party’s initial pre-merger notification under the HSR Act for the Transactions) or French Foreign Investment Regulations without the prior written consent of all other parties or commit not to consummate any of the transactions contemplated hereby without the prior written consent of all other parties.  Parent shall pay all filing fees under the HSR Act and any other applicable Competition Laws or French Foreign Investment Regulations.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require or obligate Parent or any of its affiliates (including, after the Effective Time, the business of the Company and its Subsidiaries) to (and in no event shall any representation, warranty or covenant of Parent or Merger Sub contained in this Agreement be breached or deemed breached as a result of the failure of Parent or its affiliates to take any of the following actions) (i) incur any out-of-pocket expense (other than reasonable legal fees in connection with the Transaction and, in connection with a second request, expenses for experts reasonably necessary to satisfy the conditions in Section 6.1(b) or 6.1(c) up to the Outside Date and other out-of-pocket expenses to the extent necessary to satisfy its reasonable best efforts obligations in Sections 5.5(a); provided that no such out-of-pocket expenses shall include fines or penalties payable to a Governmental Entity) or change any terms to any Contract to which Parent or any of its affiliates (including, after the Effective Time, the business of the Company and its Subsidiaries) is a party in order to obtain any consent or approval under any Competition Law or French Foreign Investment Regulations or cause any condition precedent to be satisfied, (ii) agree to or otherwise become subject to any limitations on (A) the right of Parent effectively to control or operate its or any of its affiliates’ business (including, after the Effective Time, the business of the Company and its Subsidiaries) or assets (including, after the Effective Time, the assets of the Company and its Subsidiaries), (B) the right of Parent and Merger Sub to consummate the Merger, or (C) the right of Parent to exercise full rights of ownership of its or any of its affiliates’ business (including, after the Effective Time, the business of the Company and its Subsidiaries) or assets (including, after the Effective Time, the assets of the Company and its Subsidiaries), (iii) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Parent or any of its affiliates or, after the Effective Time, the business of the Company or any of its Subsidiaries or any of the assets of the Company or its Subsidiaries or (iv) otherwise take any steps not expressly required by Sections 5.5(a) or 5.5(c) to avoid or eliminate any impediment that may be asserted under any Competition Law or French Foreign Investment Regulations.

(c)                                  Without limiting any provision hereof, between the date hereof and the earlier of the Effective Time and termination of this Agreement in accordance with Article 7, Parent and Merger Sub shall not, and shall cause Pattonair and its Subsidiaries not to, enter into any Contract to acquire (including by merger, consolidation, or acquisition of stock or assets) any Person or Equity Interests or all or substantially all assets of any Person, or consummate any such transaction (other than the acquisition of Mercurius Holdings Limited) if such Contract or transaction would reasonably be expected to prevent or materially delay or materially reduce the likelihood of satisfaction of the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d).

(d)                                 Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger.

(e)                                  Parent and the Company shall assemble all information necessary to timely and effectively notify, in accordance with all requirements under the ITAR, the U.S.

Department of State, Directorate of Defense Trade Controls (“DDTC”) of the intended sale of the Company.  The Company shall, at least sixty (60) days in advance of the consummation of the Transactions, submit or cause to be submitted to DDTC all information required by 22 C.F.R. § 122.4(b).  Parent and the Company shall act promptly and cooperatively in providing all such information required for the purposes of these ITAR filings.

(f)                                   The Company shall, promptly (but in any event within one hour) following execution and delivery of this Agreement, effectively notify the Department of Defense, Defense Counterintelligence and Security Agency (“DCSA”), in accordance with the requirements of the National Industrial Security Program Operating Manual (“NISPOM”), of the Transactions. Parent and the Company shall act promptly and cooperatively in providing all such information requested by DCSA as may be required to comply with the NISPOM.

(g)                                  Without limiting any provision hereof, the Company shall use, and shall cause its Subsidiaries to use, reasonable best efforts to provide, upon their request, to Parent and Merger Sub such assistance as is reasonably necessary for Parent and Merger Sub to apply for, and make any applicable filings under the French Foreign Investment Regulation with respect to, the French Foreign Investment Clearance, including using reasonable best efforts to provide all information that Parent or Merger Sub may reasonably request (x) regarding Wesco Aircraft France SAS or its affiliates, its direct or indirect management, its employees or its operational position to be included in the applicable filing under the French Foreign Investment Regulations or (y) at the request of the French Ministry of Economy and Finance.  The Company shall undertake to act reasonably promptly and cooperatively in providing all such information reasonably necessary for the purposes of obtaining the French Foreign Investment Clearance.

5.6                               Certain Notices.  From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, (a) each party shall give prompt notice to the other parties if it receives any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions; (b) the Company shall give prompt notice to Parent and Merger Sub if an event occurs that would reasonably be expected to result in any of the conditions to the Merger set forth in Section 6.3 not being satisfied; and (c) Parent shall give prompt notice to the Company if an event occurs that would reasonably be expected to result in any of the conditions to the Merger set forth in Section 6.2 not being satisfied.  Any such notice pursuant to this Section 5.6 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.7                               Public Announcements.  Until the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed, and which consent shall be deemed given by the Company in respect of customary communication and disclosure in connection with the arrangement of the Financing), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (b) with respect to any press release or other public statement by the Company permitted by Section 5.3.  The initial press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.  The Company shall file a current report on Form 8-K with the SEC attaching its press release and a copy of this Agreement as exhibits.  For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.5 shall be governed by Section 5.5 and not this Section 5.7.

5.8                               Employee Benefit Matters

(a)                                 During the period commencing at the Closing Date and ending on September 30, 2020 (the “Benefit Protection Period”), and except as provided in Section 5.8(e), the Surviving Corporation shall provide (i) to each employee of the Company and its Subsidiaries immediately prior to the Effective Time (each a “Continuing Employee”), during any period of employment with the Surviving Corporation following the Closing but during the Benefit Protection Period, base salary or base wages and a target annual cash bonus opportunity that is not less than the base salary or base wages and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) to the Continuing Employees other compensation and benefits (excluding annual cash bonus opportunities, equity-based compensation, non-qualified deferred compensation, defined benefit pension, retiree medical or life benefits, retention, long-term incentive, severance, change in control or transaction based bonus plans, arrangements or agreements) that are substantially comparable in the aggregate to other compensation and benefits (excluding annual cash bonus opportunities, equity-based compensation, non-qualified deferred compensation, defined benefit pension, retiree medical or life benefits, retention, long-term incentive, severance, change in control or transaction based bonus plans, arrangements or agreements) provided to the Continuing Employees under Company Benefit Plans immediately prior to the Effective Time.

(b)                                 The Surviving Corporation will honor, in accordance with its terms, each Company Benefit Plan listed on Section 3.11(a) of the Company Disclosure Letter (including all of the individual retention and/or severance agreements of the Company that are listed on Section 5.8(b) of the Company Disclosure Letter and all obligations thereunder), including any rights or benefits arising as a result of the Transactions (either alone or in combination with any other event, including termination of employment), and the Surviving Corporation shall agree and acknowledge that the consummation of the Transactions constitutes a “change of control” or a “change in control” or similar term, as the case may be, for all purposes under each such Company Benefit Plan.

(c)                                  Solely for purposes of determining (i) eligibility to participate and vesting under any benefit plans maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation, that are adopted or established during the Benefit Protection Period (“Parent Plans”) (including any vacation, paid time-off and severance plans), and (ii) benefit accruals under any vacation, paid time-off and severance plans that are Parent Plans, each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the same extent such Continuing Employee was entitled immediately prior to the Closing to credit for such service under a comparable Company Benefit Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits and the foregoing service credit shall not apply with respect to any defined benefit plan.

(d)                                 The Surviving Corporation shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any Parent Plan providing medical, dental, pharmaceutical and/or vision benefits in which Continuing Employees (and their eligible dependents) become eligible to participate following the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time.  The Surviving Corporation shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant Parent Plan providing medical, dental, pharmaceutical and/or vision benefits in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e)                                  Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employee covered by a Labor Agreement shall continue to be governed by the applicable Labor Agreement subject to and in accordance with its terms.

(f)                                   At least ten (10) Business Days prior to the Closing Date, the Company shall provide to Parent a copy of final Section 280G calculations prepared by a nationally-recognized accounting firm or experienced valuator with respect to any “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the Transactions (which, such calculations, including the assumptions contained therein, shall be subject to the prior review and reasonable comment of Parent) (the “Final 280G Calculations”).  The Surviving Corporation agrees to act in accordance with the results of the Final 280G Calculations with respect to any payments to be made to the “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the Transactions, other than to the extent that following the date of the Final 280G Calculations, there are any changes in applicable Law, a Governmental Entity renders a decision that would have an adverse impact the Final 280G Calculations, the Surviving Corporation receives an opinion of counsel that advises otherwise, or any mathematical or factual errors that are discovered in the Final 280G Calculation.

(g)                                  Without limiting the generality of Section 8.10, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals.  Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company Benefit Plan or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, programs or Contracts.

5.9                               Indemnification.

(a)                                 From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, and shall advance expenses as incurred, in each case in accordance with and to the fullest extent permitted under (i) applicable Law, (ii) the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement and (iii) any Contract of the Company or any of its Subsidiaries with any present or former director or officer of the Company or its Subsidiaries in effect as of the date of this Agreement, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time to the extent that they are based on or arise out of the fact that such person is or was a director or officer of the Company or its Subsidiaries, or employee of the Company or its Subsidiaries who serves as a fiduciary of a Company Benefit Plan, including in connection with this Agreement or the Transactions.

(b)                                 Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan as provided in its certificates of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms.  For a period of no less than six years from the Effective Time, the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s certificate of incorporation and bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c)                                  For six years from and after the Effective Time, the Surviving Corporation shall maintain for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement.  In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a prepaid “tail” policy, which policy provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions.  If such “tail” policy has been obtained by the Company prior to the Effective Time, the Surviving Corporation shall maintain such policy in full force and effect for its full term and cause the obligations thereunder to be obligations thereunder to be honored by the Surviving Corporation.

(d)                                 In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e)                                  The provisions of this Section 5.9 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries listed in Section 3.16(a) of the Company Disclosure Letter and in effect as of the date of this Agreement.  The obligations of Parent or the Surviving Corporation, as the case may be, under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f)                                   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.  The provisions of this Section 5.9 shall survive the consummation of the Merger and are expressly intended for the benefit of, and are enforceable by, each of the Indemnitees.

5.10                        Financing.

(a)                                 Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement (taking into account the anticipated timing of the Marketing Period) and to consummate the Debt Financing on or before the Closing Date, including the following:

(i)                                     maintaining in effect the Debt Commitment Letter until the Transactions are consummated (subject to Parent’s right to replace, modify, waive or amend the Debt Commitment Letter to the extent permitted thereunder and under this Section 5.10);

(ii)                                  not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter, other than such amendments, modifications, waivers or replacements that do not: (A) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) unless the Funds Financing is increased by a corresponding amount and an amended Funds Commitment Letter reflecting such increase is executed by the investment funds named therein and delivered to the Company, (B) impose new or additional conditions to the receipt of the Debt Financing, amend or modify any of the conditions to the receipt of the Debt Financing in any manner adverse to the interests of the Company, or otherwise expand any conditions to the receipt of the Debt Financing, or (C)(1) materially delay or prevent the Closing beyond the date the Closing is required to be effected in accordance with Section 1.2, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (3) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive Debt Financing Documents; provided that for the avoidance of doubt (x) the foregoing restrictions shall not apply to the implementation of any “market flex” provisions under the Debt Commitment Letter as in effect on the date hereof and (y) Parent may amend (or amend and restate) the Debt Commitment Letter, any related fee credit or discount and engagement letters solely to (a) add lenders, lead arrangers, bookrunners, syndication agents or any Person with similar roles or titles who had not executed the Debt Commitment Letter as of the date hereof, in each case, in all material respects in accordance with the terms of the Debt Commitment Letter and (b) amend titles, allocations and fee sharing arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities in each case, in all material respects in accordance with the terms of the Debt Commitment Letters; provided that Parent shall promptly furnish to the Company copies of any agreements or other documentation with respect to such amendment;

(iii)                               causing the Funds Financing to be consummated upon satisfaction of the conditions contained in the Funds Commitment Letter;

(iv)                              satisfying on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions to the Debt Financing and the Funds Financing;

(v)                                 negotiating, executing and delivering Debt Financing Documents that reflect the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions related thereto) or such other terms as Parent may agree so long as such changes to the terms do not: (A) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) unless the Funds Financing is increased by a corresponding amount and an amended Funds Commitment Letter reflecting such increase is executed by the investment funds named therein and delivered to the Company, (B) impose new or additional conditions to the receipt of the Debt Financing, amend or modify any of the conditions to the receipt of the Debt Financing in any manner adverse to the interests of the Company, or otherwise expand any conditions to the receipt of the Debt Financing, or (C)(1) materially delay or prevent the Closing beyond the date the Closing is required to be effected in accordance with Section 1.2, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (3) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive Debt Financing Documents; and

(vi)                              in the event that (A) the conditions set forth in Sections 6.1 and 6.3 have been satisfied (or, upon funding, would be satisfied) and (B) the conditions to the availability of the Debt Financing have been satisfied or waived (or, with the funding of the Debt Financing, would be concurrently satisfied), causing the applicable Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing.

(b)                                 Parent shall, upon reasonable written request of the Company, keep the Company reasonably informed from time to time of the status of its efforts to arrange the Financing.  Parent shall give the Company prompt notice of (i) any material breach or repudiation, or any threatened material breach or repudiation, by any party to the Commitment Letters of which Parent becomes aware and (ii) any material dispute or disagreement among any parties to the Debt Commitment Letter or the definitive agreements related to the Financing with respect to the obligation to fund or the amount of the Financing to be funded at Closing (and, for the avoidance of doubt, other than those related to the ordinary course negotiation of the definitive Debt Financing Documents).  Without limiting Parent’s other obligations under this Section 5.10, if Parent becomes aware that a Financing Failure Event has occurred, Parent shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor, (ii) use its reasonable best efforts to obtain (on terms in all material respects as favorable to Parent as are reasonably available for financings of the type contemplated by the Debt Commitment Letter in the debt markets at such time) alternative financing from alternative financing sources, in an amount sufficient (together with the Funds Financing) to pay the Merger Consideration and consummate the Transactions, as promptly as practicable following the occurrence of such event, and (iii) use its reasonable best efforts to obtain, and when obtained, promptly provide the Company with a copy of, a replacement financing commitment in accordance with Section 5.11(a)(ii) that provides for such alternative financing; provided, that if such alternative financing is obtained, any references to the Debt Financing shall be deemed to include such alternative financing.

(c)                                  Parent shall use reasonable best efforts to enforce its rights under the Commitment Letters, including in the event of a Financing Failure Event.

(d)                                 Without limiting the foregoing, Parent shall use reasonable best efforts to cause to be delivered to the Financing Sources the financial statements of Pattonair and its Subsidiaries and take all other actions to satisfy the conditions set forth in paragraphs 10 and 11 of Annex VI of the Debt Commitment Letter related to Pattonair and its Subsidiaries.

5.11                        Debt Financing Cooperation.

(a)                                 The Company shall use reasonable best efforts, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective officers, employees, advisors and other Representatives to use their reasonable best efforts, to provide such cooperation in connection with the arrangement of, and satisfaction of the conditions to, the Debt Financing as is reasonably requested by Parent; provided, that neither the Company nor any of its Subsidiaries shall in any event be required to provide such assistance that shall unreasonably interfere with its business operations.  Such cooperation shall include using reasonable best efforts to do the following, each of which shall be at Parent’s written request with reasonable prior notice and at Parent’s sole cost and expense:

(i)                                     participation by the senior management team (with appropriate seniority and expertise) of the Company and its Subsidiaries in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) assistance in preparation of customary marketing material and due diligence sessions related thereto, (B) preparation for and participation in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows, conference calls, lender meetings and other customary syndication activities with prospective lenders and debt investors, in each case at reasonable times and upon reasonable notice, and (C) delivery of customary authorization and representation letters (including customary representations (solely with respect to the Company and its Subsidiaries) with respect to the absence of material non-public information in the public-side version of documents distributed to potential lenders and the absence of material misstatement(s);

(ii)                                  reasonable assistance with obtaining ratings from one or more rating agencies (including corporate ratings and ratings for the Debt Financing), including participation by senior management of the Company and its Subsidiaries in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)                               (A) furnishing due diligence materials, financial and other pertinent information relating to the Company and its Subsidiaries and its and their respective businesses (including information to be used in the preparation of rating agency presentations, an information package, bank confidential information memoranda, offering documents, prospectus, offering memoranda and similar customary documents regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries reasonably required in connection with the Debt Financing) to Parent, Merger Sub and the Financing Sources to the extent reasonably requested by Parent to assist in the preparation of customary prospectus, offering or information documents to be used in connection with the Debt Financing (including in connection with the syndication of a credit facility and/or an offering of securities in reliance on Rule 144A of the Securities Act or other private placement) and (B) reviewing and commenting on Parent’s draft of a business description (solely as it relates to the Company and its Subsidiaries) and

“Management’s Discussion and Analysis” of the Company financial statements to be included in offering documents;

(iv)                              providing as promptly as reasonably practicable (and in any event, no less than four (4) Business Days prior to the Closing Date) such other documentation and other information reasonably requested by the Financing Sources at least nine (9) Business Days prior to the Closing Date under applicable “know-your-customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act), including, without limitation, if applicable, a certification regarding beneficial ownership as required by 31 C.F.R. § 1010.230 relating to the Company or any of its Subsidiaries;

(v)                                 obtaining and/or assisting in obtaining Payoff Letters;

(vi)                              cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral (including using reasonable best efforts to deliver original copies of all certificated securities and instruments (with transfer powers executed in blank) required to be provided as collateral under the Debt Commitment Letter), and cooperate with any collateral appraisals and field examinations as may be reasonably requested by Parent and the Financing Sources, which shall take place upon reasonable notice during normal business hours;

(vii)                           executing and delivering financing agreements (including pledge and security agreements) and related documents (including certificates) as may be reasonably requested by Parent or the Financing Sources;

(viii)                        establishing bank and other accounts and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing;

(ix)                              furnishing Parent and the Financing Sources as promptly as reasonably practicable with (A) the Financing Information and other information regarding the Company and its Subsidiaries customarily included in marketing materials or offering documents for financings similar to the financings contemplated by the Debt Commitment Letter (including Rule 144A offerings of non-convertible debt securities) and (B) customary “flash” or “recent development” revenue information (which may be provided in a reasonable range or estimate and may be provided on a non-GAAP basis) for any fiscal quarter or year ending after the date hereof and prior to the Closing;

(x)                                 taking all customary corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof to be made available on the Closing Date to consummate the Transactions;

(xi)                              requesting that its independent auditors assist and cooperate with the Debt Financing, including by providing the Specified Auditor Assistance;

(xii)                           delivering to Parent and its Financing Sources the information with respect to the business, operations and financial condition of the Company and its Subsidiaries that is expressly required to be provided by the Debt Commitment Letter; and

(xiii)                        causing the Financial Information, when delivered by the Company to Parent and its Financing Sources, not to contain any material misstatement of material fact;

provided, however, that, notwithstanding the foregoing, (A) no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than (x) the certificates referred to in clause (iv) and (y) the authorization and representation letters referred to in clause (i) above and “know-your-customer” and beneficial ownership information referred to in clause (iv) above) shall be effective until the Closing, (B) none of the Company or any of its Subsidiaries shall be required to execute or take any action under any such certificate, document or instrument (other than (x) the certificates referred to in clause (iv) and (y) the authorization and representation letters referred to in clause (i) above and “know-your-customer” and beneficial ownership information referred to in clause (iv) above) that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Effective Time, (C) the Company and its Subsidiaries and their respective directors, officers and employees shall not be required to pass any resolution or consent to approve or authorize the Financing or take any action that would cause any such director, officer or employee to incur or be exposed to any actual or potential personal liability, (D) the Company and its Subsidiaries shall not be required to take any action that would reasonably be expected to (x) conflict with any Law or the organizational documents of the Company or any of its Subsidiaries, or that conflicts with or would result in a breach of or a default under any Company Material Contract or (y) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause a breach of this Agreement and (E) neither the Company nor any of its Subsidiaries shall be responsible for the preparation of any pro forma financial statements or any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter and the Company’s reasonable best efforts to provide assistance, if requested, in connection with pro forma financial information shall be limited to providing financial information reasonably available to the Company under its current reporting systems.

(b)                                 To the extent the Company or any of its Subsidiaries is required to provide any certificate related to or in connection with materials used in connection with the arrangement of the Debt Financing, the Company shall be entitled to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Entity); provided, that the Company shall use reasonable best efforts to communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials.  Except as expressly contemplated in clauses (A) and (B) of the proviso to clause (a), the Company and its Subsidiaries shall not be required to agree to any contractual obligation relating to the Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company and its affiliates upon the termination of this Agreement.  The Company shall not be required to deliver or cause the delivery of any legal opinions or reliance letters in connection with the Debt Financing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect in any material respect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)                                  Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs, losses and expenses suffered or incurred by the Company, its Subsidiaries and their respective officers, directors, agents, employees and other Representatives in connection with the Debt Financing or any assistance or activities provided in connection therewith; provided, that the foregoing shall not apply to the extent that such liabilities, costs, losses or expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or bad faith of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or other Representatives; provided, however, that Parent shall not be required to reimburse the Company, any of its Subsidiaries or any of their respective officers, directors, agents or employees for any costs and expenses incurred with respect to the preparation of financial statements, financial information or other materials not initially prepared in connection with the Debt Financing (it being understood that this clause (i) shall not exclude the reasonable and documented fees and expenses of the Company’s auditors, accountants and counsel in providing the assistance or comfort required by this Section 5.11).  Notwithstanding anything to the contrary, the condition set forth in Section 6.3(b), as it applies to the Company’s obligations under subsection (a) above, shall be deemed satisfied if the Debt Financing is consummated.

(d)                                 The Company shall use reasonable best efforts to deliver to Parent executed Payoff Letters no less than one (1) Business Day prior to the Closing Date.

(e)                                  Parent acknowledges and agrees that obtaining the Financing is not a condition to Closing.

5.12                        Parent Agreements Concerning Merger Sub.  Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.  Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

5.13                        Takeover Matters.  The Company shall (a) take all action available to it under applicable Law to ensure that no Anti-Takeover Law or any rights plan, “poison pill” or similar anti-takeover instrument is or becomes applicable to this Agreement or any of the Transactions and (b) if Anti-Takeover Law or any rights plan, “poison pill” or similar anti-takeover instrument is or becomes applicable to this Agreement or any of the Transactions, take all action available to it under applicable Law to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger, the other Transactions, or the Surviving Corporation (including with respect to any potential limitations on Parent’s exercise of voting rights of the Surviving Corporation under any Anti-Takeover Law or similar Law). Except to the extent the Company Board is permitted under Section 5.3(d) to take any of the actions set forth therein with respect to a Superior Proposal, the Company shall not take any action to exempt any Person other than Parent or Merger Sub or any action by such Person from, or make such Person or such action not subject to, any Anti-Takeover Law or any rights plan, “poison pill” or similar anti-takeover instrument.

5.14                        Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary to cause any dispositions of Shares or other Equity Interest of the Company (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15                        Stockholder Litigation.  The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder litigation against the Company, any of its Subsidiaries and/or its and their respective directors and officers relating to this Agreement or the Transactions, including the Merger.  The Company shall promptly notify Parent of any such litigation commenced or, to the Knowledge of the Company, threatened after the date of this Agreement, and shall keep Parent reasonably and promptly informed with respect to the status thereof.  The Company shall not, and shall cause its Subsidiaries not to, (i) settle, compromise, come to an agreement regarding or cease defending against (or agree or consent to any of the foregoing with respect to) any such Proceeding without the prior written consent of Parent or (ii) consent to a settlement, compromise or agreement by any of its and their respective directors and officers regarding any such Proceeding unless (x) withholding such consent would be unreasonable or (ii) Parent has given its prior written consent.

5.16                        Stock Exchange Delisting.  The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1                               Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or mutual waiver by both the Company and Parent, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a)                                 The Company Stockholder Approval shall have been obtained.

(b)                                 (i) The consummation of the Transactions shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) that continues to be in effect of any court of competent jurisdiction or any other Governmental Entity, and (ii)(A) there shall be no pending Proceeding before any court of competent jurisdiction pursuant to which any Governmental Entity of Canada, Germany, Italy or the United Kingdom competent of administering the applicable Local National Security Laws of the applicable jurisdiction is seeking to restrain, enjoin or prohibit, in whole or in part, the consummation of the Transactions, or to impose or require any limitations or restrictions on, or obligations with respect to, the right of Parent effectively to control or operate its or any of its affiliates’ business (including, after the Effective Time, the business of the Company and its Subsidiaries) or assets (including, after the Effective Time, the assets of the Company and its Subsidiaries) (in each case, whether temporary, preliminary or permanent) and (B) there shall not be in effect any Law enacted or promulgated by any Governmental Entity that prevents the consummation of the Transactions.

(c)                                  (i) Any applicable waiting period, together with any extensions thereof, under the HSR Act or under any timing agreement entered into among Parent, Merger Sub, the Company and the relevant U.S. Governmental Entity prohibiting the consummation of the Merger before a specified time shall have expired or been terminated and (ii) the Orders, approvals or expirations of waiting or notification periods required to consummate the Merger under the Laws listed on Section 6.1(c) of the Company Disclosure Letter shall have occurred or been granted, as applicable.

(d)                                 The French Foreign Investment Clearance shall have been obtained and shall remain in full force and effect.

6.2                               Conditions to Obligations of the Company Under This Agreement.  The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)                                 Each representation and warranty of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect.

(b)                                 Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c)                                  Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3                               Conditions to Obligations of Parent and Merger Sub Under This Agreement.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a)                                 Each representation and warranty of the Company

(i)                                     contained in Sections 3.1(a) (Corporate Organization) other than insofar as it relates to foreign qualification and other than the last sentence, 3.2(a) (Capitalization) other than with respect to any de minimis inaccuracies and other than with respect to compliance with all applicable Laws under Section 3.2(a)(i) other than the DGCL, 3.2(c) (Capitalization), 3.3 (Authority; Execution and Delivery; Enforceability), subclause (i) of 3.4(a) (No Conflicts), 3.6(b) (Absence of Certain Changes or Events), 3.20 (Broker’s Fees) insofar as it relates to financial advisors’ fees set forth in Section 3.20 of the Company Disclosure Letter and the Company having made available to Parent a true and complete copy of the applicable engagement letters of the Persons actually identified on Section 3.20 of the Company Disclosure Letter and 3.21 (Opinion of Financial Advisors) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time);

(ii)                                  contained in the last sentence of Section 3.1(a) (Corporate Organization), Section 3.2(a)(i) with respect to compliance with all applicable Laws other than the DGCL, Section 3.2(d) (Capitalization of Subsidiaries), and 3.20 (Broker’s Fees) insofar as it relates to broker’s fees other than the financial advisors’ fees set forth in Section 3.20 of the Company Disclosure Letter shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time); and

(iii)                               otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein (except with respect to year-end adjustments in Section 3.5(c)), shall be true and correct at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.

(b)                                 The Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date.

(c)                                  Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate with all other Effects since the date of this Agreement, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and (6.3(c) have been satisfied.

(e)                                  The Company shall have delivered to Parent a certificate satisfying the requirements set forth in Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), together with a notice to the IRS prepared in accordance with Treasury Regulations Section 1.897-2(h)(2).

6.4                               Frustration of Closing Conditions(a)                                              .  Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was the failure of Parent or Merger Sub to perform any of its obligations under this Agreement.  The Company may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1                               Termination.  This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, notwithstanding receipt of the Company Stockholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a)                                 By mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)                                 By either the Company or Parent:

(i)                                     if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting duly convened therefor or any adjournment or postponement thereof where the final vote was taken;

(ii)                                  if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.5;

(iii)                               if the Effective Time shall not have occurred on or before February 8, 2020 (the “Outside Date”); provided, that in the event that at the Outside Date, all of the conditions in Article 6 other than Sections 6.1(b) (solely with respect to Orders related to any Competition Law) or 6.1(c) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Outside Date shall at the option of the Company or Parent be extended by written notice to the respective other party to May 8, 2020; provided, however, that neither the

Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if there has been any material breach by such party of its covenants contained in this Agreement, and such breach has primarily caused or resulted in the failure of the Closing to have occurred prior to the Outside Date;

(c)                                  By Parent, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company Board shall have effected a Change of Board Recommendation, whether or not in compliance with Section 5.3 (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(d) or 5.3(e) shall not result in Parent or Merger Sub having any termination rights pursuant to this Section 7.1(c)), (ii) there has been a Willful Breach on the part of the Company or any of its Subsidiaries or Representatives of Section 5.3 prior to the Company Stockholder Approval, which breach has not been cured within five (5) Business Days of receipt by the Company of written notice of such breach, or (iii) the Company shall have entered into a merger agreement or other similar agreement relating to a Superior Proposal;

(d)                                 By the Company, at any time prior to the receipt of the Company Stockholder Approval, if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied with its obligations under Section 5.3 (other than any de minimis non-compliance) with respect to such Superior Proposal; provided, however, that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(e)                                  By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b); provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) would not be satisfied by the Outside Date;

(f)                                   By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.2(a) and 6.2(b) prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in a manner sufficient to allow satisfaction of the conditions in Sections 6.2(a) and 6.2(b); provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) would not be satisfied by the Outside Date;

(g)                                  By the Company if (i) all of the conditions set forth in Section 6.1 or Section 6.3 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), (ii) the Company has delivered an irrevocable written notice to Parent stating that, if Parent performs its obligations hereunder, the Closing will occur and (iii) Parent fails to consummate the Transactions by the later of (x) two Business Days after delivery of such notice and (y) the first time on which the Closing is to occur pursuant to Section 1.2; provided, however, that, notwithstanding any provision hereof to the contrary, during such two Business Day period after delivery of such notice by the Company, Parent shall not be entitled to terminate this Agreement pursuant to Section 7.1(b)(iii); or

(h)                                 By Parent if (i) since the date of this Agreement there shall have occurred any Effect that, individually or in the aggregate, has had a Company Material Adverse Effect, (ii) Parent shall have delivered to the Company written notice of such Effect and (iii) such Effect is not capable of cure prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such Effect shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) would not be satisfied by the Outside Date.

7.2                               Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement shall forthwith become void and have no further force and effect (other than Section 5.2(b) (the first sentence only), Section 5.7, Section 5.11(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to Section 5.2(b) (the first sentence only), Section 5.7, Section 5.11(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article 8; provided, however, that (i) subject to Section 7.3(f), the Company shall not be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement and (ii) Parent and Merger Sub shall not be relieved or released from any liabilities or damages (in an aggregate amount not to exceed the Parent Termination Fee) arising out of their Willful Breach of any provision of this Agreement.

7.3                               Company Termination Fee.

(a)                                 The parties hereto agree that if this Agreement is terminated by the Company pursuant to Section 7.1(d), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.  The “Company Termination Fee” means $39,000,000 (thirty-nine million dollars).

(b)                                 The parties hereto agree that if (x) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or 7.1(b)(iii) as a result of the failure to obtain the Company Stockholder Approval, (y) after the date hereof and prior to the date of the Company Meeting, an Acquisition Proposal has been publicly announced (whether or not withdrawn) or made known to the Company Board and not withdrawn at least 10 days before the date the Company Meeting is held (unless it is adjourned) and (z) the Company enters into a definitive agreement with respect to such Acquisition Proposal within twelve (12) months after such termination and the transaction contemplated by such Acquisition Proposal is consummated, then the Company shall pay the Company Termination Fee to Parent (provided, however, that the amount of such Company Termination Fee shall be reduced by the amount, if any, of Expense Reimbursement actually paid to or for the account of Parent pursuant to Section 7.3(c)), no later than two Business Days after the consummation of such transaction.  For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that the references to “15%” shall be deemed to be references to “85%”.

(c)                                  The parties hereto agree that if this Agreement is terminated by either Parent or the Company, as the case may be, pursuant to Section 7.1(b)(i) or 7.1(b)(iii) as a result of the failure to obtain the Company Stockholder Approval, then the Company shall pay to Parent the reasonable and documented out-of-pocket fees and expenses incurred by Parent and its Subsidiaries in connection with the Merger and the other Transactions, whether incurred before or after the date of this Agreement, including reasonable and documented out-of-pocket fees and expenses incurred in connection with its investigation, structuring, negotiation, due diligence, and financial, operating, legal and other analysis, as well as costs and expenses related to the Financing, with respect to the Merger and the other Transactions, in an aggregate amount not to exceed $3,000,000 (the “Expense Reimbursement”).

(d)                                 All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(e)                                  Each of the parties acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (ii) neither the Company Termination Fee nor the Expense Reimbursement is a penalty, but is liquidated damages in an amount that shall compensate Parent for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the Transactions contemplated hereby, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination.  For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee or the Expense Reimbursement on more than one occasion.

(f)                                   In circumstances where the Company Termination Fee and/or the Expense Reimbursement is payable in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c), as the case may be, Parent’s receipt of the Company Termination Fee and/or the Expense Reimbursement (if received) from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 7.3(f) shall restrict Parent’s right or ability to seek and obtain specific performance of this Agreement as and to the extent permitted by Section 8.14 prior to the termination of this Agreement.

7.4                               Parent Termination Fee.

(a)                                 The parties agree that if this Agreement is terminated by the Company pursuant to Section 7.1(f) or Section 7.1(g), or by the Company or Parent pursuant to Section 7.1(b)(iii) at a time when the Company could have terminated this Agreement pursuant to Section 7.1(f) or Section 7.1(g), then Parent shall pay to the Company, as promptly as reasonably practicable (and, in any event, within two Business Days) following such termination, $112,000,000 (one hundred and twelve million dollars) (the “Parent Termination Fee”).

(b)                                 All payments under this Section 7.4 shall be made by wire transfer of immediately available funds to an account designated in writing by the Company, or in the absence of such designation, an account established for the sole benefit of the Company.

(c)                                  Each of the parties acknowledges that (i) the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (ii) the Parent Termination Fee is not a penalty, but is liquidated damages in an amount that shall compensate the Company for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the Transactions contemplated hereby, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination.  For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)                                 In circumstances where the Parent Termination Fee is payable in accordance with Section 7.4(a), the Company’s receipt of the Parent Termination Fee (if received) from or on behalf of Parent or Guarantor (plus any amounts payable or that become payable under Section 5.11(c) in respect of the reimbursement and indemnity obligations therein) in full from Parent pursuant to Section 7.4(a) (or from the Guarantor pursuant to the Guaranty) shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent, Merger Sub, the Financing Sources, the Financing Sources Related Parties and any of its and their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, members, managers, directors, officers, incorporator, employees, agents, affiliates, portfolio companies, assignees, advisors, attorney, consultant, representative or principal of Parent, Merger Sub or any affiliate of Parent or Merger Sub (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 7.4(d) shall restrict the Company’s right or ability to seek and obtain specific performance of this Agreement and the Funds Commitment Letter as and to the extent permitted by Section 8.14 prior to the termination of this Agreement.

7.5                               Limitation on Recourse. Other than with respect to the right to seek specific performance of the Funds Commitment Letter to the extent permitted by and in accordance with the Funds Commitment Letter, recourse against the Guarantor under the Guaranty to the extent provided therein and claims for any breach of the Confidentiality Agreement by Platinum Equity Advisors International (UK) Limited, no Parent Related Party (excluding, for avoidance of doubt, Parent and Merger Sub) shall have any liability for any liabilities of Parent or Merger Sub under this Agreement or for any Proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), and no former, current or future direct or indirect equityholder, general or limited partner, controlling Person, shareholder, member, manager, director, officer, incorporator, employee, agent, affiliate, portfolio company, assignee, advisor, attorney, consultant, representative, principal or financing source of the Company or any affiliate of the Company shall have any rights or claims against a Parent Related Party under this Agreement, or for any Proceeding based on, in respect of, or by reason of, the Transactions, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person (including a claim to enforce the Debt Commitment Letter) or otherwise.

7.6                               Amendment.

(a)                                 This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without such approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b)                                 Notwithstanding anything to the contrary contained herein, Sections 7.4(d), 7.5, 8.10, 8.12(d), 8.15 and this Section 7.6(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.4(d), 7.5, 8.10, 8.15 and 8.12(d) and this Section 7.6(b)) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources.

7.7                               Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement that by Law requires further approval by the stockholders of the Company without the approval of the Company’s stockholders. Except as required by Law, no extension or waiver by the Company shall require the approval of the shareholders of the Company. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1                               Non-Survival of Representations and Warranties.  None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2                               Fees and Expenses.  Subject to Sections 7.2, 7.3(c) and 7.4, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, that except as set forth in the third sentence of Section 2.2(b)(i), Parent shall bear and timely pay all Transfer Taxes and shall prepare and file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

8.3                               Notices.  Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by email or facsimile transmission (provided, that confirmation of email or facsimile transmission is obtained) prior to 5:00 p.m., local time of the receiving party, on a Business Day, or on the first Business Day following the date of delivery if sent by email or facsimile at or after 5:00 p.m., local time of the receiving party, (b) upon receipt by registered or certified mail, or (c) on the next

Business Day if transmitted by national overnight courier, in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Wolverine Intermediate Holding II Corporation

c/o Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

Attention: Suneet Agarwal

Email: kagarwal@platinumequity.com

with a copy to (for information purposes only):

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004-1482
Attention: Ken Lefkowitz
Fax: (212) 299-6557
Telephone: (212) 837-6557
Email: ken.lefkowitz@hugheshubbard.com

If to the Company, addressed to it at:

Wesco Aircraft Holdings, Inc.
24911 Avenue Stanford

Valencia, California 91355

Tel: (661) 425-9821
Fax: (661) 621-6339
Attention: John Holland
Email: john.holland@wescoair.com

with a copy to (for information purposes only):

Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004-1304
Attention: Daniel T. Lennon
                                                Bradley C. Faris

Email: daniel.lennon@lw.com;

bradley.faris@lw.com

8.4                               Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means a day other than Saturday, Sunday or any day on which commercial banking institutions located in New York, New York, or London, United Kingdom are authorized or obligated by applicable Law to close, or any other day on which Fedwire Services or SWIFT are not operating.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Funds Commitment Letter.

“Company Intellectual Property” means all Owned Intellectual Property and all other Intellectual Property that is licensed, used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect (an “Effect”) that, individually or in the aggregate, (i) has, or would be reasonably expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents or materially impairs or would reasonably be expected to prevent or materially impair the consummation of the Transactions or performance by the Company of any of its material obligations under this Agreement; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect within the meaning of clause (i) above has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent (and only to the extent) such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in applicable Laws, governmental policies (including changes in trade policies or the imposition of or changes in tariffs), GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial or commodities markets, including interests rates, exchange rates or fuel prices, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions or omissions expressly required of the Company under this Agreement or taken or not taken at the express request of, or with the written consent of, Parent, provided, that, in the case of such consent or failure to consent, the Company has disclosed to Parent all material and relevant facts and information with respect thereto known to the Company, (e) Effects resulting from the announcement, performance, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees (including any impact on the relationship of the Company or any its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), provided, that the exceptions in this Clause (e) shall not apply to the representations and warranties contained in Section 3.4 or the breach or inaccuracy thereof, (f) any Proceeding arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby, (g) changes in the trading price or trading volume of Shares or any suspension of trading, provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, or (i) Effects resulting from any pending Proceeding seeking to restrain, enjoin or prohibit (whether temporary, preliminary or permanent) the consummation of the Transaction.

“Company Registered Intellectual Property” means Owned Intellectual Property issued by, registered with, or the subject of a pending application for issuance or registration before any Governmental Entity or Internet domain name registrar.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended, and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Compliant” means with respect to the Financing Information, that:

(a) such information complies with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 (excluding the Excluded Information and other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities);

(b)                                 the auditors of any financial information contained therein have not withdrawn their audit opinion with respect to such information; and

(c)                                  the financial statements and other financial information included in such Financing Information are of a date and are otherwise sufficient, in each case, to permit the Company’s independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Financing Sources (including customary “negative assurance” comfort) in order to consummate any offering of non-convertible debt securities under Rule 144A.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise; provided, that “control” in relation to any Person shall be deemed to exist where another Person has ownership of, or the ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such first Person.

“COTS License” means any license for “shrink-wrap,” “click-through” or other “off-the-shelf” Software Programs or for other Software Programs that are commercially available to the public generally with annual license, maintenance, support and other fees of less than $150,000 in the aggregate.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, together with any related fee letters (with pricing, other economic and “market flex” terms redacted; provided that no such redacted term is individually a condition to the availability of the Debt Financing or in the aggregate would reduce the amount of the Debt Financing, adversely affect the availability of the Debt Financing or delay or prevent the Closing or constitute a condition to funding the Debt Financing on the Closing Date), in each case, as amended, restated, supplemented or replaced in accordance with this Agreement (including any alternative financing permitted hereunder), pursuant to which the Financing Sources party thereto have agreed to provide or cause to be provided the Debt Financing set forth therein for the purposes of financing the Transactions, including payment of the Merger Consideration.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter and any debt securities contemplated to be issued in lieu of any bridge financing provided therein.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing and any debt securities contemplated to be issued in lieu of any bridge financing provided therein, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Debt Financing (and any debt securities contemplated to be issued in lieu of any bridge financing provided therein) will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Parent or its Financing Sources.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means (i) any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, (ii) other ownership interests of any Person, (iii) phantom equity interests, stock appreciation rights, and other similar interests and (iv) any warrant, option, convertible or exchangeable security, subscription, right (including any preemptive or similar right), call or other rights to purchase or acquire any of the foregoing from the issuer thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Information” means any (a) pro forma financial statements, (b) description of all or any portion of the Debt Financing, including any “description of notes”, and other information customarily provided by Financing Sources or their counsel, (c) risk factors relating to all or any component of the Debt Financing, (d) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act, (e) any financial information (other than the financial statements and other information set forth in the definition of Financing Information) that is not reasonably available to the Company under its current reporting systems, unless any such information would be required to ensure that the Financing Information would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading, (f) any information or certificate relating to Pattonair or any of its affiliates, (g) any solvency certificate referred to in the Debt Commitment Letter or (h) any financial information with respect to the Company and its Subsidiaries on a non-consolidated basis.

“Expenses” includes all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the transactions contemplated by this Agreement.

“Financing” means the Funds Financing and the Debt Financing.

“Financing Failure Event” means any of the following: (a) the commitments with respect to all or any portion of the Financing expiring or being terminated; (b) for any reason, all or any portion of the Financing becoming unavailable (other than any debt securities contemplated to be issued in lieu of any bridge financing provided therein); (c) a material breach or repudiation, or threatened material breach or repudiation, by any party to the Commitment Letters; or (d) it becoming reasonably foreseeable that any of the events set forth in clauses (a) through (c) shall occur.

“Financing Information” means all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries requested in writing by Parent of the type that would be required by Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act to consummate the offering of high-yield debt securities contemplated by the Debt Financing and customarily included in an offering memorandum for private placements of non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act (including information relating to the Company and its Subsidiaries required by paragraph 10 of Annex VI to the Debt Commitment Letter). Notwithstanding anything to the contrary in this definition, nothing in this Agreement will require the Company or any of its Subsidiaries to provide (or be deemed to require the Company or any of its Subsidiaries to prepare) any Excluded Information.

“Financing Sources” means the Persons that are party to the Debt Commitment Letter (including any amendments thereto) that have committed to provide or arrange or have otherwise entered into agreements (including any engagement letters with respect to any debt securities contemplated to be issued in lieu of any bridge financing provided therein) in connection with all or any part of the Debt Financing or other financings (other than the Funds Financing) in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Financing Sources Related Parties” means the respective Financing Sources’ affiliates and their and their affiliates’ respective officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources involved in the Debt Financing and their respective successors and permitted assigns.

“French Foreign Investment Clearance” means that, in accordance with the French Foreign Investment Regulations, the French Ministry of Economy and Finance either (i) authorizes the foreign investment resulting from the Transactions (without any requirements or conditions); or (ii) does not prevent, or impose any requirements or conditions with respect to, such foreign investment within the applicable review period under the applicable French Foreign Investment

Regulations; or (iii) decides that such foreign investment falls outside the scope of the French Foreign Investment Regulations.”

“French Foreign Investment Filing” means the filing to be made with the French Ministry of Economy and Finance pursuant to the French Foreign Investment Regulations for the authorization of the Transactions.

“French Foreign Investment Regulations” means (x) article L. 151-3 et seq. of the French Code Monétaire et Financier, (y) article R. 153-1 et seq. of the French Code Monétaire et Financier and (z) French Decree 2018-1057 of November 29, 2018.

“Funds Commitment Letter” means the financing commitment letter, dated as of the date hereof, between Parent and the investment funds named therein, naming Company as an express third party beneficiary and pursuant to which such investment funds have committed to (i) invest or cause to be invested in the capital of Parent (through equity contributions or purchases of equity interests) an aggregate amount set forth therein the amount for the purposes of financing, together with the proceeds from the Debt Financing and the cash on hand at the Company, the Transactions, including payment of the Merger Consideration and (ii) consummate the Equity Interest Contribution (as defined in the Funds Commitment Letter).

“Funds Financing” means the financing and Equity Interest Contribution (as defined in the Funds Commitment Letter) contemplated by the Funds Commitment Letter.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any national, supranational, federal, provincial, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government (including authorities, agencies, commissions, courts, tribunals or judicial bodies).

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, as to a Person (which term shall include any of its Subsidiaries for purposes of this definition of Indebtedness), (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness, whether or not contingent, for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments for the payment of which such Person is liable, (iii) obligations for the deferred purchase price of property or services, including any earn-out (whether or not contingent), except for trade payables arising in the ordinary course of business, (iv) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (vi) all loans to such Person by any of its suppliers, excluding trade payables arising in the ordinary course of business, (b) all obligations or liabilities of such Person under or in connection with letters of credit or bankers’ acceptances or similar items, solely to the extent drawn, (c) that portion of obligations with respect to capital leases as defined pursuant to GAAP that is properly classified as a long term liability on a balance sheet in conformity with GAAP, (d) all obligations of such Person under interest rate or currency swap transactions, (e) all obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, Indebtedness or obligations of others of the kinds referred to in clauses (a) through (d) above and (f) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by the Person or any of its Subsidiaries).

“Information Privacy Laws” means any Laws or Orders pertaining to privacy, data protection or data transfer, including all data privacy, cybersecurity and security breach disclosure Laws and Orders.

“Intellectual Property” means any and all intellectual property rights in, to and under all of the following, and rights in, arising out of, or associated therewith, throughout the world: (a) patents and patent applications, continuation and continuation-in-part applications, reissuances, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names, product names, and corporate names (whether or not registered), and other indicia of origin, including all goodwill associated therewith, and any and all common law rights, and all applications and registrations in connection therewith, and equivalents of the foregoing throughout the world; (c) all original works of authorship, including copyrights (whether or not published or registered), and all rights to register and to obtain and all renewals, extensions, revivals and resuscitations thereof and registrations of the foregoing and applications therefor, and equivalents of the foregoing throughout the world, moral rights and waivers and consents not to enforce such moral rights; (d) Software Programs; (e) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets, know-how and other intellectual property rights in confidential or proprietary information (including intellectual property rights, if any, in inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, methods, drawings, specifications, research records, test information, financial, marketing and business data, customer, distributor, end user and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals and databases and compilations of data), prospect lists, market surveys and studies, projections, analyses, data, tools, discoveries and inventions, whether patentable or not or otherwise protectable; (g) databases and data collections (including design databases, knowledge databases and customer databases); (h) all rights pertaining to the foregoing, including those arising under international treaties and convention rights; (i) all rights and powers to assert, defend and recover title to any of the foregoing; (j) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (k) all proceeds, income, royalties, damages and payments now or hereafter due and payable under or in respect of all of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means information technology, computing, networking and communications systems, resources, equipment and information, including (a) mainframe, midrange, server, distributed, computing and other equipment; (b) personal computers, laptop computers, mobile devices and workstations; (c) voice/video, telecommunications, productivity, remote communications and network equipment; (d) associated attachments, features, accessories, peripheral devices, wiring and cabling; and (e) Software Programs.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Letter after inquiry of such individual’s direct reports; and (b) when used with respect to Parent or Merger Sub, the actual knowledge of Louis Samson, Malik Vorderwuelbecke and Bernard Vercruyssen after inquiry of such individual’s direct reports.

“Law” means any applicable national, federal, provincial, state, municipal,  local and foreign laws (including common laws), statutes, codes, directives, ordinances, decrees, rules, regulations, stipulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset, conditional or installment sale agreement, restriction, option, easement, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of law.

“Local National Security Laws” means, (i) in respect of Canada, the Investment Canada Act, as amended, (ii) in respect of Germany, the Federal Investment Control Act and the regulations promulgated in respect thereof, as amended (“Außenwirtschaftsgesetz” and “Außenwirtschaftsverordnung”), (iii) in respect of Italy, the Law Decree 21/2012 (“Golden Power Regulation”), as amended, and (iv) in respect of the United Kingdom, the Laws administered by the Secretary of State for Business, Energy and Industrial Strategy, and, in each case, all relating Laws of the applicable jurisdiction that are applicable to the same subject matter.

“Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days after the date hereof and throughout and on the last day of which (a) Parent has received from the Company all Financing Information and such Financing Information is and remains Compliant and (b) the conditions set forth in Section 6.1(a) and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) shall be satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied or waived assuming the Closing were to be scheduled for any time during such period; provided, however, that (i) if the Marketing Period shall not have been completed by August 23, 2019 then it shall not commence prior to September 3, 2019, (ii) November 27 through November 29, 2019 shall not count as Business Days for purposes of calculating the Marketing Period, (iii) if the Marketing Period shall not have been completed prior to December 23, 2019, then it shall not commence prior to January 3, 2020 and (iv) if the Marketing Period shall not have been completed on or prior to November 11, 2019, then it shall not commence prior to the delivery to Parent of the audited consolidated balance sheets of the Company and its Subsidiaries and the related audited consolidated statements of operations and comprehensive income (loss) and statements of cash flows for the fiscal year of the Company ending September 30, 2019; provided, further, that (i) the Marketing Period in any event shall end on any earlier date on which all of the Debt Financing has been funded, (ii) the Marketing Period shall not be deemed to have commenced if,  prior to the completion of such fifteen (15) consecutive Business Day period, (1) the independent public accountants of the Company shall have withdrawn its audit opinion with respect to any audited financial statements included in the Financing Information, in which case such fifteen (15) consecutive Business Day period shall not commence unless and until a new unqualified audit opinion is issued with respect to such audited financial statements by the independent public accountant of the Company or another independent public accounting firm of recognized national standing or (2) the Company or its independent public accountants shall have announced any intention to restate any financial statements included in the Financing Information, in which case such fifteen (15) consecutive Business Day period shall not commence unless and until such restatement has been completed and the applicable Financing Information has been amended or the Company or its independent public accountants, as applicable, has announced that it has concluded that no restatement shall be required in accordance with GAAP, and (iii) if at any time the Company shall believe in good faith that it has provided the Financing Information that is Compliant, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Financing Information shall be deemed to have been satisfied as of the date of such delivery of such Financing Information as has been identified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Financing Information that is Compliant or such Financing Information is not Compliant and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which portion of the Financing Information that the Company has not delivered or that is not Compliant)

“NYSE” means The New York Stock Exchange.

“Order” means any judgment, order, ruling, decision, writ, stipulation, authorization, determination, consent, injunction, decree or award (including arbitration awards) of any Governmental Entity, arbitrator or arbitral tribunal.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any Effect that prevents or materially impairs or delays or would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions or performance by Parent or Merger Sub of any of their material obligations under this Agreement (including consummation of the Funds Financing), provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: Effects resulting from any pending Proceeding seeking to restrain, enjoin or prohibit (whether temporary, preliminary or permanent) the consummation of the Transaction (other than any such Proceeding pursuant to which any Governmental Entity is seeking to restrain, enjoin or prohibit (whether temporary, preliminary or permanent) the consummation of the Transaction).

“Pattonair” means Pioneer Holding, LLC.

“Payoff Letter” means a customary payoff letter, from the agent under each of the Company and its Subsidiaries’ overdraft facility with Lloyds Bank plc, as lender, and the Credit Agreement (as defined in the Company Disclosure Letter), specifying the amount of all Indebtedness outstanding under each such facility as well as all other amounts required to fully pay off such Indebtedness on the Closing Date and agreeing that, upon such agent’s receipt of the applicable payoff amount (i) all outstanding obligations of the Company and its Subsidiaries arising under each such facility shall be repaid and discharged in full (to the extent applicable, other than in respect of obligations which by their express terms survive such repayment and other than with respect to any outstanding letters of credit that will be cash collateralized, backstopped or grandfathered into the Debt Financing) and (ii) any Liens granted in connection with each such facility shall be released.

“PCI Requirements” means the standards and guidelines established by the Payment Card Industry (“PCI”), including the PCI Data Security Standard (“PCI-DSS”) and the Payment Application Data Security Standard (“PA-DSS”).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in the Company SEC Financial Statements in accordance with GAAP, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company SEC Financial Statements in accordance with GAAP, (c)(i) matters of public record other than such matters that, individually or in the aggregate, impair in any material respect the value, current use or occupancy of the subject real property to which they relate, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property other than such matters that, individually or in the aggregate, impair in any material respect the value, current use or occupancy of the subject real property to which they relate, (iii) applicable building, zoning and land use regulations that are being currently complied with in all material respects by the use and operation of the business of the Company and its Subsidiaries, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not, individually or in the aggregate, detract in any material respect from the value, current use or occupancy of the Company Real Property to which they relate, and (d) such other Liens which would not, individually or in the aggregate, impair in any material respect the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or detract in any material respect from the use, occupancy, value or marketability of the property affected by such Lien.

“Permitted Share Liens” means (a) Liens arising under applicable securities laws, (b) Liens arising under any shareholders’ agreement in respect of any of the Company’s Subsidiaries listed in Section 3.16(a) of the Company Disclosure Letter and (c) Liens securing any Indebtedness of the Company or any of its Subsidiaries listed in Section 3.16(a) of the Company Disclosure Letter.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means any information (including a person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, payment card number, bank account information and other financial information, customer or account numbers, account access codes and passwords, Internet Protocol address, geographic location, family members, persistent identifier, order and purchase histories, amounts spent, platform behavior, conduct, preferences and demographic data) which, whether alone or in combination with other information, identifies or relates to an identified natural person.

“Proceeding” means any action, suits, claim, dispute, complaint, challenge, petition, investigation, examination, inquiry, injunction, hearing, Order, settlement, audit, litigation, arbitration or any other proceeding, administrative action or enforcement proceeding, whether civil or criminal, in Law or in equity before any Governmental Entity, authorized arbitral body or mediator.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s stockholders.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, or ambient air.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software Programs” means all computer programs (including statements in human readable form such as comments and definitions, which are generally formed and organized according to the syntax of a computer or programmable logic programming language, and such statements in batch or scripting languages), and related documentation and materials, Internet Web sites and Intranet sites, programs, tools, operating system programs, application software, system software, databases, firmware, microcode and middleware and implementations, including the source and object code versions thereof, in any and all forms and media, and all documentation, user manuals, training materials and development materials related to the foregoing, and any derivations, updates, enhancements and customization of any of the foregoing, together with all text, diagrams, graphs, charts, flow-charts, and other information that describe the foregoing, processes, technical data, build scripts, test scripts, algorithms, APIs, subroutines, techniques, operating procedures, user interfaces, report formats and development tools.

“Specified Auditor Assistance” means (a) providing customary “comfort letters” (including customary “negative assurances” and change period comfort) with respect to the financial statements included in the Financing Information, (b) providing consent to offering memoranda that include or incorporate the Company’s consolidated financial statements and the notes thereto and audit reports and (c) attending accounting due diligence sessions in connection with the Debt Financing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar charges imposed by any Governmental Entity, including income,

franchise, windfall or other profits, gross receipts, real property, personal property, escheat, unclaimed property, abandoned property, production, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, severance, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added, transactional and gains tax, and any interest, penalty, fine or additional amounts imposed in respect of any of the foregoing.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Transactions (other than any such Taxes, fees or charges based in whole or in part upon income, profits or gain).

“Treasury Regulations” means regulations promulgated under the Code by United States Department of the Treasury and/or the IRS.

“Willful Breach” means a material breach that is a consequence of an act or failure to act by or on behalf of the breaching party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause such breach.

8.5                               Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquisition Proposal”	Section 5.3(g)(i)

“Agreement”	Preamble

“Anti-Bribery or Export Laws”	Section 3.19(b)

“Anti-Takeover Law”	Section 3.3(c)

“Applicable Percentage”	Section 2.4(d)

“Benefit Protection Period”	Section 5.8(a)

“Book-Entry Shares”	Section 2.2(b)(ii)

“Business Plan”	Section 5.1(r)

“Certificate of Merger”	Section 1.2

“Certificates”	Section 2.2(b)(i)

“Change of Board Recommendation”	Section 5.3(a)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Company”	Preamble

“Company Benefit Plan”	Section 3.11(a)

“Company Board”	Recitals

“Company Board Recommendation”	Section 3.3(b)

“Company Bylaws”	Section 3.1(a)

“Company Charter”	Section 3.1(a)

“Company Contracts”	Section 3.16(b)

“Company Disclosure Letter”	Article 3

“Company Equity Plan”	Section 2.4(f)

“Company Lease Agreement”	Section 3.14(b)

“Company Leased Real Property”	Section 3.14(b)

“Company Material Contracts”	Section 3.16(b)

“Company Meeting”	Section 5.4(b)

“Company Option”	Section 2.4(a)

“Company Owned Real Property”	Section 3.14(a)

“Company Preferred Stock”	Section 3.2(a)

“Company PSUs”	Section 2.4(d)

“Company Real Property”	Section 3.14(b)

“Company Restricted Shares”	Section 2.4(c)

“Company RSUs”	Section 2.4(b)

“Company SEC Documents”	Section 3.5(a)

“Company SEC Financial Statements”	Section 3.5(c)

“Company Stockholder Approval”	Section 3.3(c)

“Company Termination Fee”	Section 7.3(a)

“Confidentiality Agreement”	Section 5.2(b)

“Continuing Employee”	Section 5.8(a)

“Data Room”	Section 5.2(b)

“Designated Entity”	Section 3.17(g)

“Designated IT Systems”	Section 3.17(d)

“D&O Insurance”	Section 5.9(c)

“DCSA”	Section 5.5(f)

“DDTC”	Section 5.5(e)

“DGCL”	Recitals

“Dissenting Shares”	Section 2.3

“Effect”	Section 8.4

“Effective Time”	Section 1.2

“Expense Reimbursement”	Section 7.3(c)

“Final 280G Calculations”	Section 5.8(f)

“Government Bid”	Section 3.18(e)

“Government Contract”	Section 3.18(e)

“Guarantor”	Recitals

“Guaranty”	Recitals

“Indemnitee”	Section 5.9(a)

“Insurance Policies”	Section 3.22

“Intervening Event”	Section 5.3(g)(iii)

“ITAR”	Section 3.4(b)

“Labor Agreement”	Section 3.12(a)

“Material Customer”	Section 3.23(a)

“Material Supplier”	Section 3.23(b)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“NISPOM”	Section 5.5(f)

“Non-DTC Book-Entry Shares”	Section 2.2(b)(iii)

“Non-US Plan”	Section 3.11(c)(iii)

“Notice Period”	Section 5.3(d)(i)

“Ordinary Course Contracts”	Section 3.15(h)

“Outside Date”	Section 7.1(b)(iii)

“Parent”	Preamble

“Parent Plans”	Section 5.8(c)

“Parent Related Parties”	Section 7.4(d)

“Parent Subsidiary”	Section 4.3(a)

“Parent Termination Fee”	Section 7.4(a)

“Paying Agent”	Section 2.2(a)

“Permits”	Section 3.10

“Privacy Policies”	Section 3.17(d)

“Proposed Changed Terms”	Section 5.3(d)(iii)

“Related Party Transactions”	Section 3.24

“Sarbanes-Oxley Act”	Section 3.5(b)

“Service Provider”	Section 3.11(a)

“Shares”	Recitals

“Solvent”	Section 4.9

“Superior Proposal”	Section 5.3(g)(ii)

“Support Agreement”	Recitals

“Surviving Corporation”	Section 1.1(a)

“Transactions”	Recitals

“WARN Act”	Section 3.12(d)

8.6                               Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7                               Severability.  If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.  Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this Agreement, including Section 7.2 and Section 8.14, shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Funds Commitment Letter or the Guaranty or any Debt Commitment Letter.

8.8                               Entire Agreement.  This Agreement (together with the Exhibits, and Company Disclosure Letter, the Guaranty, the other documents delivered pursuant hereto and the letter delivered in connection herewith) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

8.9                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent and Merger Sub may without the consent of any other party (a) assign their rights under this Agreement, in whole or in part, to an affiliate, (b) collaterally assign their rights under this Agreement to any of the Financing Sources or any agent or collateral trustee for the Financing Sources or (c) assign their rights under this Agreement in connection with any sale or transfer of equity securities of, or any merger, consolidation, change of control or other business combination involving, Parent, Merger Sub or any of their Subsidiaries, but in the case of clauses (a), (b), and (c) no such assignment will relieve Parent or Merger Sub of their obligations under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10                        No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that (i) the Financing Sources and Financing Sources Related Parties shall be express third party beneficiaries of and have the right to enforce Sections 7.4(d), 7.5, 7.6(b), 8.10, 8.12(d) and 8.15, and (ii) the Parent Related Parties shall be express third party beneficiaries of and have the right to enforce Sections 7.5 and 8.10.

8.11                        Mutual Drafting; Interpretation.  Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”  As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement.  Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “$” or other monetary amounts are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.  The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.  In this Agreement, references to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”  The word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if.” Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which the period ends, and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

8.12                        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                                 THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.  Except

as provided in Section 8.12(d), all disputes, claims, controversies and causes of action arising out of or in connection herewith, or the negotiation, validity or performance of this Agreement or the Transactions shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)                                 Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court.  Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                                  EACH OF THE COMPANY, PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF THE COMPANY, PARENT OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.  EACH OF THE COMPANY, PARENT AND MERGER SUB CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, LITIGATION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

(d)                                 Notwithstanding anything herein to the contrary, each party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source or a Financing Sources Related Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in any New York state or federal court and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.3 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Proceeding and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.12(c).

8.13                        Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14                        Specific Performance.

(a)                                 The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and monetary damages would be difficult to determine, and accordingly, in addition to any other remedy to which they are entitled at law or in equity, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any state or federal court of the United States of America, or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law.

(b)                                 Each of the parties agrees that (i) the seeking of remedies pursuant to this Section 8.14 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement or an election of remedies, including under Sections 7.3 and 7.4, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.14 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this Section 8.14 prior, or as a condition, to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.14 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter; provided, that in no event will a party be entitled to both (x) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, and (y) specific performance of the other party’s obligations to consummate the Merger or (in the case of obligations of Parent or Merger Sub) obtain the Funds Financing, and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.14.

(c)                                  Notwithstanding the foregoing provisions of Section 8.14(a), it is explicitly agreed that the Company shall have the right to enforce Parent’s obligation to cause the Funds Financing to be funded and to consummate the Transactions only if: (i) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), (ii) the Company has confirmed in writing that, if specific performance is granted and the Funds Financing and the Debt Financing (or any alternative financing in accordance with Section 5.10) are funded, the Closing will occur (iii) the Debt Financing has been funded or will be funded at the Closing if the Funds Financing is funded (or in the case any alternative financing has been obtained in accordance with Section 5.10, such alternative financing been funded or will be funded at the Closing if the Funds Financing is funded ), and (iv) Parent has failed to cause the Closing to occur by the date the Closing is required to have occurred pursuant to Section 1.2.

8.15                        Non-Recourse Against Financing Sources.  Except to the extent otherwise set forth in the Guaranty, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the persons who are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such person. None of the Financing Sources or a Financing Sources Related Party shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Funds Commitment Letter, the Debt Commitment Letter or, in each case, the performance thereof; provided, that in no event shall the foregoing relieve the Financing Sources from any obligations to Parent or Merger Sub (and following the Closing Date, the Company and its Subsidiaries) arising under the Debt Commitment Letter or the Debt Financing Documents.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

WOLVERINE INTERMEDIATE HOLDING II CORPORATION

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

Merger Sub:

WOLVERINE MERGER CORPORATION

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

[Signature Page to Agreement and Plan of Merger]

The Company:

Wesco Aircraft Holdings, Inc.

By:	/s Todd Renehan
	Name:	Todd Renehan
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]